Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated March 14, 2007

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on March 14, 2007, entitled "Attachments to the merger plan between Statoil (OSE: STL, NYSE:STO) and Hydro's E&P business announced March 13, 2007 ".

Attachments to the merger plan between Statoil (OSE: STL, NYSE:STO) and Hydro's E&P business announced March 13, 2007

___________________________________________________________________________

PLAN
___________________________________________________________________________

for
the demerger of

Norsk Hydro ASA
business register no. 914 778 271

as a part of the merger of
Norsk Hydro ASA's petroleum activities with

Statoil ASA
business register no.: 923 609 016

entered into by the boards of directors of Norsk Hydro ASA and Statoil ASA on 12 and 13 March 2007 respectively for subsequent approval by the companies' respective general meetings

Contents:

1.  Main elements of the merger
2.  Assets, rights and obligations to be transferred to the merged company
3.  Adjustment of the demerger balance after the effective date etc.
4.  Demerger consideration
5.  Changes in capital structure before the implementation
6.  Changes in capital structure as a result of the merger
7.  Founders and subscription certificates
8.  Further on the merged company
9.  Accounting issues
10.  Fiscal issues
11.  Conditions for the completion of the merger
12.  Completion of the merger
13.  Planning of the integration
14.  Restrictions on the conduct of business during the terms of the merger plan
15.  Miscellaneous

This plan for the demerger of Norsk Hydro ASA with Statoil ASA as the assignee company (the ”Merger Plan”) is entered into between the boards of directors of

  Norsk Hydro ASA, business register no. 914 778 271, Drammensveien 264, 0283 Oslo, (”Hydro”)

  and

  Statoil ASA, business register no. 923 609 016, Forusbeen 50, 4035 Stavanger, (”Statoil”)

(hereinafter jointly referred to as the ”Parties” and individually as a ”Party”), regarding the merger of Hydro's Petroleum Activities (as defined in clause 2.1. below) with Statoil (the ”Merger”).

1. Main elements of the merger

1.1 Background

On 18 December 2006, Hydro and Statoil entered into an Integration Agreement regarding a merger of Hydro's Petroleum Activities with Statoil into one group (the “Merged Company”), based on the principle of a merger of equals.

The Merged Company will be a competitive global participant in the petroleum industry, and the world's largest operator for offshore projects in water depths of more than 100 metres. The Merged Company will have greater ability than each of the Parties separately to secure further growth in an environment with increasing competition for new resources and increasing technical complexity in available projects.

The purpose of the Integration Agreement was to form the basis for the development of this Merger Plan, which shall be based on and supplement the provisions in the Integration Agreement. The Integration Agreement shall be terminated and shall be replaced by the Merger Plan at the time when the Merger Plan is approved by the boards of directors of Statoil and Hydro.

1.2 The main feature of the Merger and general principles for completion

The activities in Hydro and its subsidiaries (the ”Hydro Group”) currently include the two core business areas Aluminium and Oil & Energy, together with Hydro Other Businesses and Hydro's ”captive” insurance company Industriforsikring AS (”Industriforsikring”). Hydro Other Businesses comprises the activities of Hydro Polymers, Hydro IS Partner (“HISP”), Hydro Production Partner, Industry- and Business Parks and Shared Services.

The Parties agree on a merger of Hydro's Petroleum Activities with Statoil into one group, based on the principle of a merger between equals. Hydro's Petroleum Activities are mainly organised under the business area Oil & Energy, however certain related activities which shall be included in the Merger, are organised in other business areas.

The Merger presupposes a demerger of the parent company Hydro. As a part of the Merger, a transfer of the ownership interests in a number of companies to be included in the Merged Company's corporate structure will also take place, as well as a transfer of the ownership interests in certain other partly owned companies (“the Petroleum Companies” or “Petroleum Companies”). An overview of the Petroleum Companies is included in Annex 1.

The remaining part of the parent company Hydro and the ownership interests in the companies not included in the Merger (jointly “the Hydro Companies” or “Hydro Companies”), will be part of the Hydro Group's remaining activities (“Hydro's Remaining Activities”).

1.3 Technical implementation

The Merger will be implemented by way of a demerger of Hydro's Petroleum Activities with Statoil as the assignee company pursuant to the rules set out in the act dated 13 June 1997 no. 45 regarding public limited companies (the “Public Limited Companies Act”) chapter 14, whereupon Hydro's shareholders will receive consideration in the form of shares in the Merged Company. In this respect, this Merger Plan constitutes a demerger plan pursuant to the Public Limited Companies Act section 14-4.

Hydro's Petroleum Activities are mainly operated through subsidiaries. The most important of these subsidiaries, Norsk Hydro Produksjon AS, also conducts other activities of importance , while the rest of the subsidiaries included in Hydro's Petroleum Activities do not conduct other activities of importance.

As a part of the Merger, the following Related Transactions (“Related Transactions”) shall be carried out prior to the time when the Merger is implemented by registration in the Register of Business Enterprises (“Implementation”):

  A demerger of Norsk Hydro Produksjon AS whereby assets, rights and obligations related to the Petroleum Activities are transferred to a newly established limited company wholly owned by Hydro (Norsk Hydro Petroleum AS).
  Intra-group transfers of assets (including shares), rights and obligations to the extent necessary in order for Hydro's Petroleum Activities and Hydro's Remaining Activities respectively to be organised in companies which (a) only have assets, rights and obligations belonging either to the Petroleum Activities or Hydro's Remaining Activities, and (b) are included in uninterrupted chains of ownership consisting solely of companies included either in Hydro's Petroleum Activities or Hydro's Remaining Activities.

In cases where it is not possible to carry out one or more Related Transactions prior to the Implementation, Statoil`s consent in writing is required for the completion of the Merger.. Such consent may not be unreasonably withheld. Statoil must also give written consent in case of significant changes in the informed transaction models and principles for the completion of Related Transactions.

Upon the completion of the Merger, all assets, rights and obligations included in Hydro's Petroleum Activities will be transferred to Statoil. This transfer takes place through a reduction of the share capital of Hydro by NOK 3,197,265,703.30 from NOK 4,567,522,433.30 to NOK 1,370,256,730 by reducing the par value of each share from NOK 3.66 to NOK 1.098, and by simultaneously increasing the share capital of Statoil by NOK 2,606,655,590 to NOK 7,971,617,757.50 by issuing 1,042,662,236 new shares, each with a par value of NOK 2.50, as consideration to Hydro's shareholders, resulting in that such shareholders receive 0.8622 shares in the Merged Company for each share owned in Hydro. Consideration in the form of shares shall not be issued for Hydro's treasury shares.

The relation between Hydro's nominal and paid-in share capital before and after the demerger corresponds to, in accordance with the provisions of the Norwegian Taxation Act regarding tax exempted demergers, the relation between the remaining net values in Hydro after the demerger and the net values to be transferred to the Merged Company in connection with the Merger (the “Proportion of Division”).

1.4 Financial effective date

The financial effective date of the Merger shall be 1 January 2007 (the ”Effective Date”).

This principle implies that all assets, rights and obligations related to Hydro's Petroleum Activities which existed at the Effective Date, or which materialise later and have not ceased to exist at the Implementation, shall be allocated to the Petroleum Activities with effect for the Merger.

As a consequence, Hydro shall, as from 1 January 2007, continuously identify all rights and obligations which materialise or cease to exist for Hydro, and which are related to Hydro's Petroleum Activities. In this respect, as well as in the Merger Plan in general, rights and obligations imply rights and obligations towards other legal entities, as well as rights and obligations between the remaining part of Hydro or Norsk Hydro Produksjon AS on the one hand, and the part of Hydro or Norsk Hydro Produksjon AS that shall be transferred to the Merged Company on the other hand, based on intra-group transactions as if they were separate companies from the Effective Date.

1.5 Time schedule

The Merger Plan shall be submitted for approval to the general meetings of Statoil and Hydro as soon as possible, and no later than four months from the date hereof.

The completion of the Merger by registration in the Register of Business Enterprises shall take place on the first business day of the subsequent month after the expiry of the period for creditor's objections and all other necessary conditions for the Implementation in accordance with the Merger Plan have been fulfilled.

2. Assets, rights and obligations to be transferred to the merged company

2.1 Main principle

The merger involves a merger of Hydro's Petroleum Activities with Statoil into one group.

Hydro's Petroleum Activities (“Hydro's Petroleum Activities” or the “Petroleum Activities”) comprise all assets, rights and obligations which completely or primarily relate to the Hydro Group's activities in the areas of exploration, production, transport, processing, marketing and sale of, as well as   research and development related to, oil and gas, including all shares and assets which Hydro owns in companies with such activities. Further, Hydro's activities within wind power and Hydro's interests in Naturkraft AS and HISP together with Hydro's ownership interests in Norsk Hydro Canada Inc. shall be included. On the other hand, the Hydro Group's activities within hydroelectric power and associated trading activities, solar energy, CO2 quotas and Industriforsikring are not included.

If the transfer of assets, rights and obligations triggers a pre-emptive right or similar rights for third parties, any consideration which Hydro thereby may receive shall be included in the Petroleum Activities.

Except as otherwise stated in the Merger Plan, the Merger involves a transfer of all assets, rights and obligations included in the Petroleum Activities regardless of their nature, including assets, rights and obligations related to licenses, approvals, employment, claims, operating related debt, bond loans, intellectual property rights, disputes, sureties, guarantees, taxation, environmental matters, derivative contracts and other agreements, regardless of whether they are known or unknown, conditional or unconditional.

All cash and bank deposits which are not part of the Petroleum Companies, and syndicated credit facilities, shall be allocated to Hydro's Remaining Activities. On the other hand, all bond loans shall be allocated to the Petroleum Activities.

Up to the Implementation, Hydro shall provide Statoil with such continuous information as is necessary to enable Statoil to verify whether the distribution of assets, rights and obligations and Related Transactions are implemented in accordance with the provisions of the Merger Plan and as the Parties otherwise have agreed.

2.2 Further specification of the assets, rights and obligations to be transferred

2.2.1 Introduction

An overview of the most important assets, rights and obligations which will be transferred from Hydro to the Merged Company in connection with the Merger is included below.

2.2.2 Shares and interests in companies

The Merger involves a transfer to the Merged Company of the following shares and interests in companies owned directly by Hydro:

Country	Name	Ownership

Norway	Norsk Hydro Petroleum AS	100
	Hydro IS Partner AS	100
	Hydro Hydrogen Technologies AS	100
	AS Petronord	20

Russia	Norsk Hydro Russland AS	100

2.2.3 Bond loans

The Merger involves a transfer of the following bond loans from Hydro to the Merged Company:

  All bond loans outstanding under “Indenture” of 15 April 1992 with Norsk Hydro a.s. (now Norsk Hydro ASA) as issuer (“Issuer”) and The Chase Manhattan Bank N.A. as trustee (“Trustee”) (now The Bank of New York), including subsequent supplements and amendments, with a total principal sum as of the Effective Date of NOK 16,319,498,691 based on an exchange rate of NOK/USD 6.2726.
  All bond loans outstanding under “Trust Deed” of 22 January 1999 with Norsk Hydro ASA as issuer (”Issuer”) and The Chase Manhattan Bank N.A. as trustee (”Trustee”) (now The Bank of New York) with subsequent supplements and amendments, with a total principal sum as of the Effective Date of NOK 2,491,394,874 based on an exchange rate of NOK/GBP 12.3087 and NOK/EUR 8.2628.

2.2.4 Guarantee liability

The Merger involves a transfer of a guarantee portfolio related to the Petroleum Activities consisting of parent company guarantees and rights and obligations related to bank guarantees granted to the benefit of the Petroleum Activities. At the Effective Date, this guarantee portfolio includes a guarantee liability of approximately NOK 20 billion. Within the limits of ordinary course of business, the guarantee portfolio will be subject to changes in the period from the Effective Date and up until Implementation both with regard to guarantee liability and premium liability.

2.3 Further on employment issues

The majority of the employees in the Norwegian part of Hydro's Petroleum Activities are employed by Hydro. All employees in Hydro who on the Effective Date have their primary relationship to the Petroleum Activities shall, as a part of the Merger, be transferred to the Merged Company. The employment of the affected employees will be transferred in accordance with the rules and regulations of the Working Environment Act and other relevant labour legislation.

The employees within the unit ”Projects” are included in the Petroleum Activities except for the approximately 100 employees working within the unit ”Light Metals & Energy” which are part of Hydro's Remaining Activities, and thus shall not be transferred to the Merged Company.

The employees of “Hydro Shared Services” who have their primary relationship to the Petroleum Activities, i.e. approximately 100 employees, shall be transferred to the Merged Company.

Some of the employees in corporate functions in Hydro have work tasks partly related to Hydro's Petroleum Activities and partly related to Hydro's Remaining Activities. Among these, approximately 120 employees in the Corporate Centre in Norway, including approximately 50 from "Facility Management", but not including the employees in Industriforsikring, shall be transferred to the Merged Company as a part of the Merger based on their functions and qualifications, and also taking into account the need for labour in the respective businesses. The same applies to the employees in corporate functions abroad, where a total of approximately 15 employees shall to be transferred to the Merged Company. The specific allocation of the employees shall take place after consultation with the involved employees and in accordance with relevant legislation.

The Parties shall, to the extent possible, also ensure that employments at a subsidiary level are transferred to the Merged Company insofar that employees in Hydro Companies up to the Effective Date have had their primary relationship to the Petroleum Activities. Correspondingly, employees in Petroleum Companies who up to the Effect Date have had their primary relationship to Hydro's Remaining Activities shall, to the extent possible, be transferred to Hydro.

The principle of merger of equals shall be reflected in connection with the assignments of positions and duties in the Merged Company. To the extent seniority is emphasised in relation to such assignments or any other situation, seniority in the Hydro Group and the Statoil group, respectively, shall count equally in the Merged Company.

Moreover, the Parties will emphasise providing information to and to consult with the employees and their representatives in connection with the completion of the Merger.

2.4 Further on pension issues

From the Effective Date, the Merged Company assumes responsibility for all pension issues, including both the company pension scheme of Norsk Hydro's Pension Fund and Hydro's various unfunded pensions schemes, related to the active employees being transferred to the Merged Company and related to all pensioners and previous employees who at the time when they ceased to be active employees in the Hydro Group had their primary relationship to the Petroleum Activities.

From the Effective Date, the Merged Company assumes responsibility for 36% of Hydro's unfunded pension liabilities towards pensioners and former employees who at the time when they ceased to be active employees in the Hydro Group having work tasks related to both the Petroleum Activities and Hydro's Remaining Activities.

Furthermore, the Merged Company shall from the Effective Date assume responsibility for a share equal to the Proportion of Division of Hydro's unfunded pension liabilities towards pensioners and former employees who at the time when they ceased to be active employees in the Hydro Group performed work related to previous activities which are no longer part of the Hydro Group, cf. clause 2.8.

Hydro shall transfer to the Merged Company all claims which Hydro has against license partners related to pension rights earned in the upstream operation of the Hydro Group in Norway prior to 1 January 2001. Simultaneously, the Merged Company shall assume responsibility for Hydro's obligations to pay premium to Norsk Hydro's Pension Fund (whether the premium payment is due to a legal obligation or due to Hydro's general practice without reflecting a legal obligation) and responsibility for pensions, which have not already been transferred in accordance with the provisions above, to the extent that premium and pension payments are included in the claims to be transferred according to the previous sentence.

Hydro's company pension scheme shall be divided in accordance with the regulations in the act dated 24 March 2000 no. 16 regarding company pension scheme section 14-2 (2), cf. (1) first sentence, cf. section 14‑1. Funds shall to the extent possible be transferred in the form of assets from Norsk Hydro's Pension Fund to the pension scheme which assumes the pension obligations. The composition of the assets which are transferred shall to the extent possible reflect the current composition of assets in Norsk Hydro's Pension Fund. The Parties shall jointly establish a procedure for determining the specific allocation of the assets in the pension fund which protects their respective interests in a balanced manner.

2.5 Further on IT/IS

As a part of the Merger, HISP will be transferred to the Merged Company. The rights and obligations of HISP, including those related to employees and pensions together with existing contractual relations, will as a main rule remain unchanged after the transfer. HISP shall continue as Hydro's IT/IS supplier after the Merger based on the existing (with any adjustments that may be made) framework, delivery and project agreements between HISP and Hydro's Remaining Activities. These agreements, together with the provisions below, regulate in more detail the delivery obligations, the right to termination and the possibility to re-allocate resources to Hydro after the transfer. Any adjustments as stated above require Statoil's prior written consent. Such consent cannot be unreasonably withheld, and Statoil shall without undue delay make a decision as to whether such consent shall be given.

The Parties shall establish a working group for IT/IS activities consisting of representatives from Hydro and Statoil. The working group shall consider how the IT/IS activities in the Merged Company and Hydro' Remaining Activities shall be planned and executed in an appropriate manner after the Merger, and shall also take due consideration to the IT/IS requirements of Hydro's Remaining Activities. After the Merger, the working group shall consist of representatives from the Merged Company and Hydro's Remaining Activities.

Hydro has the right to acquire hardware, applications, software and other specified assets to be identified by the Parties in connection with the integration process, which currently are owned by HISP but which are essential to Hydro's Remaining Activities, at book value Such systems and assets will mainly be related to financial activities and systems for production of hydroelectric power and associated trading which are related to Hydro's Remaining Activities. In connection with such transfer of assets and systems, it may also be desirable to transfer employees from HISP to Hydro's Remaining Activities in accordance with the relevant labour legislation. Hydro's right to acquire assets according to this paragraph is contingent upon such transfer not having a substantial adverse effect on HISP's ability to deliver IT/IS services to the Petroleum Activities.

In connection with the integration process the Parties shall further identify which of the external agreements HISP has entered into that the Parties shall seek to transfer to Hydro.

Hydro undertakes, for a period of two years from the Implementation, not to recruit employees in HISP without the prior written consent of the Merged Company, except that Hydro shall be entitled to employ individuals employed in HISP insofar such employees apply for positions in Hydro on their own initiative and based on public advertisement of the positions.

2.6 Further on Herøya Research Centre

All assets, rights and obligations, including those associated with employee- and pension issues, related to the Oil & Energy Research Centre together with other activities at Herøya Research Centre which completely or primarily relate to the Petroleum Activities shall, as part of the Merger, be transferred to the Merged Company.

2.7 Further on corporate costs

Costs related to Hydro's corporate centre shall from the Effective Date to the Implementation be distributed between Hydro's Petroleum Activities and Hydro's Remaining Activities in accordance with Hydro's allocation principles for 2006. The share of the costs which according to the allocation principles is not charged to specific business areas (i.e. shareholders costs) shall be distributed in accordance with the Proportion of Division.

2.8 Further on assets, rights and obligations related to former activities

Any rights, assets and obligations related to former activities which are no longer part of the Hydro Group (including environmental- and pension obligations related to the former agri and magnesium activities), shall be distributed between the Petroleum Activities and Hydro's Remaining Activities in accordance with the Proportion of Division.

2.9 Further on existing financial debt between Hydro and the Petroleum Companies

The main principle for the distribution of assets, rights and obligations included in clause 2.1 implies that the Merged Company from the Effective Date undertakes all financial debt (including outstanding accounts with Corporate Finance, loan placements and derivative contracts) which exist between Hydro and the Petroleum Companies. In this respect, both the creditor and the debtor positions are deemed to belong to the Petroleum Activities, so that the transfer of the financial debt will not affect the distribution of net values on a consolidated level.

2.10 Inter-company balance between Hydro's Remaining Activities and Hydro's Petroleum Activities

For the purpose of the Merger Plan, an inter-company balance shall be deemed to exist between Hydro's Remaining Activities and Hydro's Petroleum Activities (the “Demerger Balance”). Depending on the underlying circumstances, this Demerger Balance may either imply a loan from Hydro's Remaining Activities to Hydro's Petroleum Activities or a claim which Hydro's Petroleum Activities have against Hydro's Remaining Activities.

As of the Effective Date, the Demerger Balance shall represent a loan or claim of such size that the net interest-bearing debt in the Petroleum Activities, adjusted for the Demerger Balance, is NOK 1 billion. In this respect, net interest-bearing debt shall be calculated on a consolidated basis in accordance with USGAAP as follows:

Bank loans and other interest-bearing short term debt
+	Long term debt including first year's instalments
-	Cash and bank deposits
-	Short term investments
=	Net Interest-Bearing Debt
+/-	Demerger Balance
=	NOK 1,000,000,000

3. Adjustment of the demerger balance after the effective date etc.

3.1 Adjustment and settlement of the Demerger Balance

The Demerger Balance described in clause 2.10 shall be subject to continuous adjustment in order to reflect the cash flows in the Petroleum Activities, including cash flows in connection with Related Transactions, in the period between the Effective Date and the Implementation, as well as to reflect adjustments in connection with Related Transactions, taxation issues and other issues according to the provisions of the Merger Plan. Any amounts in other currency than NOK shall be converted to NOK based on the exchange rate on the day when the relevant adjustment of the Demerger Balance is made, unless otherwise stated in the provisions of the Merger Plan.

The Demerger Balance shall bear interest according to a rate corresponding to one months' NIBOR. The interest shall be calculated daily and capitalized in arrears on the last business day of each calendar month. One month's NIBOR is defined as the rate quoted at Reuters around 1200 hours two business days before the beginning of the following month.

Hydro shall, no later than three business days before the Implementation, notify Statoil in writing of its best estimate of the amount, including accrued interest, which the Demerger Balance will constitute at the Implementation. This amount shall be settled by cash payment at the Implementation.

Hydro shall, no later than two months after the Implementation, prepare an updated calculation of the amount, including accrued interest, which the Demerger Balance constituted at the Implementation.

Statoil and Statoil's advisors shall be given the right to verify the updated calculation, and Hydro shall in this respect produce and grant access to all such information which Statoil and Statoil's advisors reasonably request in order to carry out the verification.

Statoil must submit any claims for adjustments of Hydro's updated calculation of the Demerger Balance in writing to Hydro no later than three months after Statoil received the updated calculation from Hydro. Such claims for adjustments shall be substantiated. If no claims have been submitted within the said time limit, Hydro's updated calculation is final and binding.

Any disagreement which is not settled between the Parties within 14 days after a written claim for adjustments have been submitted shall be finally settled by an auditor jointly appointed by the Parties. If the Parties do not agree on an auditor within fourteen days after one of the Parties has requested such appointment, each of the Parties may require the auditor to be appointed by the managing director, or in his absence, the senior director of the Norwegian Institute of Public Accountants. If the disagreement concerns the interpretation of the Merger Plan, the dispute shall be settled according to clause 15.19.

When the calculation of the Demerger Balance has become final, any discrepancies from the finally determined Demerger Balance and the amount which according to the provision above was paid at the Implementation (including interest calculated in accordance with the provisions above from the Implementation to the time of payment), shall within three business days be settled by cash payment.

Any inter-company balances in accordance with the provisions of the Merger Plan which incur after the Implementation fall due for payment 15 business days after the Party who shall make a payment to the other Party has been duly informed.

3.2 Provisions regarding distributions etc.

If a Hydro Company, during the period between the Effective Date and the Implementation, makes a distribution to a Petroleum Company (in the form of dividend, group contribution or otherwise, including provisions for distributions in the 2006 accounts), the Demerger Balance shall be adjusted through a subsequent claim for Hydro's Remaining Activities against Hydro's Petroleum Activities of a corresponding amount, converted to NOK based on the exchange rate of the day when the relevant distribution was made. The claim shall be reduced by an amount corresponding to the reduction in payable tax in the relevant Hydro Company which has been achieved as a result of the distribution. Such reduction shall take effect from the time when the tax payment would have been made, however no later than at the Implementation. Corresponding principles shall be applied to distributions from Petroleum Companies to Hydro Companies.

3.3 Provisions regarding other intra-group transactions

In order to prevent other intra-group transactions which will be conducted before or at the Implementation from affecting the distribution of net values between the Parties on a consolidated level, the Demerger Balance shall be adjusted in accordance with the provisions below.

Related Transactions which are conducted in the form of sales shall take place on an ”as is” basis against cash payment of a market-based consideration from the buying to the selling company. Simultaneously, a corresponding claim shall be established with the same amount between Hydro's Remaining Activities and Hydro's Petroleum Activities which and be included in the Demerger Balance stated in clause 3.1 .

To the extent Petroleum Companies, during the period between the Effective Date and the Implementation, have loans from other Hydro Companies than Hydro with other interest terms than what applies to the Demerger Balance according to clause 3.1, the difference between the interest actually paid, and the interest which would have been paid if the principles in clause 3.1 had been applied, shall be calculated in arrears each month. The sum of all such discrepancies (plus interest calculated according to the principles stated in clause 3.1 from the expiry of the month to which the discrepancy applies and up until Implementation) represents a claim between Hydro's Remaining Activities and Hydro's Petroleum Activities which is included in the Demerger Balance set out in clause 3.1

To the extent Petroleum Companies, in the period between the Effective Date and the Implementation, have loans from other Hydro Companies than Hydro with a fixed rate of interest, the loans shall, before the Implementation, be converted to loans with a floating rate of interest equal to the one set out in clause 3.1. The difference between the present value of each such loan discounted with the market rate for similar loans and the nominal value of the loan shall be calculated at the time of the conversion and be settled between the relevant Petroleum Company and the relevant Hydro Company. The sum of all such differences (plus interest calculated in accordance the principles stated in clause 3.1 from the conversion to the Implementation) represents a claim between Hydro's Remaining Activities and Hydro's Petroleum Activities which is included in the Demerger Balance set out in clause 3.1.

Corresponding principles as stated in the two preceding paragraphs shall apply if Hydro Companies, in the period between the Effective Date and the Implementation, have loans from Petroleum Companies with other interest terms than what applies to the Demerger Balance set out in clause 3.1.

3.4 Provisions regarding fiscal issues

The main principle for distribution of assets, rights and obligations set out in clause 2.1 implies that the Merged Company assumes all historical and future rights and obligations related to the Petroleum Activities from the Effective Date. This also includes all historical and future rights and obligations related to fiscal issues related to Hydro's Petroleum Activities, and regardless of whether the matter is formally allocated to a Petroleum Company or a Hydro Company. Thus, any rights related to payments made and any liabilities for possible changes in taxation from previous years shall be allocated to the Merged Company if the basis for taxation is related to the Petroleum Activities. Correspondingly, rights and obligations related to fiscal issues related to Hydro's Remaining Activities shall be allocated to Hydro. This principle shall be completed and modified by way of the adjustment mechanisms described below.

If discrepancies from the tax return of a Petroleum Company for 2006 or changes in taxation of a Petroleum Company for previous years result in increased (or reduced) payment of tax for a Hydro Company, the Merged Company shall, after the tax payment has been made on demand, pay a corresponding amount to Hydro (or vice versa) converted to NOK based on the exchange rate on the day when the tax amount is paid. A corresponding principle shall apply if discrepancies from the tax return of a Hydro Company for 2006 or changes in taxation of a Hydro Company for previous years result in increased or reduced payment of tax for a company related to the Petroleum Activities.

In the event of discrepancies from the tax return for 2006 or changes in taxation for previous years related to internal pricing, including allocation of corporate costs, between Hydro's Petroleum Activities and Hydro's Remaining Activities, Hydro shall, if the change results in an increase in taxation of Hydro's Petroleum Activities, compensate the Merged Company with an amount corresponding to the reduction in taxation of Hydro's Remaining Activities, however limited to the increase in taxation of the Petroleum Activities, converted to NOK based on the exchange rate at the Implementation or at such later date when a claim for reimbursement is made. Correspondingly, the Merged Company shall compensate Hydro according to the same principles if the change results in an increase in taxation in Hydro's Remaining Activities.

In the event of discrepancies from the tax return for 2006 or changes in the taxation for previous years of Norsk Hydro Produksjon AS which result in a different distribution of financial items between Hydro's Petroleum Activities and Hydro's Remaining Activities, Hydro shall compensate the Merged Company for any reductions in the taxation of Hydro's Remaining Activities as a consequence of such changes, and the Merged Company shall compensate Hydro for any reductions in the taxation of Hydro's Petroleum Activities as a consequence of such changes, however limited to the corresponding increase of taxation of the other party, converted to NOK based on the exchange rate at the Implementation or at such later date when a claim for reimbursement is made.

In the tax jurisdictions in which it is possible, for the fiscal year 2007, to consolidate Hydro's Petroleum Activities and Hydro's Remaining Activities up until Implementation, such consolidation shall take place. Any transfers of values which in this respect take place between Hydro's Petroleum Activities and Hydro's Remaining Activities shall be assessed in accordance with clause 3.2.

If a Hydro Company becomes obliged to pay taxes or charges as a result of the Merger, including in connection with the completion of Related Transactions or other underlying transactions as a part of the Merger, the Merged Company shall, at the Implementation or possibly later when the amount is paid and a claim for refund is submitted to the Merged Company, pay a corresponding amount converted to NOK based on the exchange rate at the Implementation or at such later date when a claim for reimbursement is made.

Any payment obligations under the provisions above shall be adjusted for any taxation effects related to the actual payment of the above-mentioned adjustments.

4. Demerger consideration

As compensation for the transfer of Hydro's Petroleum Activities, the shareholders of Hydro shall receive 0.8622 shares in the Merged Company for each share owned in Hydro. Consideration shares will not be issued for treasury shares owned by Hydro.

Fractions of shares will not be issued. Instead, such fractions will be gathered into whole shares which will be sold in the market. The net proceeds shall be distributed proportionately between those entitled to fractions.

The exchange ratio is based on the following financial conditions:

  Hydro's Petroleum Activities shall be allocated a net interest-bearing debt (as defined in section 2.10 above) of NOK 1 billion as per 1 January 2007.
  Statoil shall before the Implementation distribute an ordinary dividend of NOK 9.12 per share.
  Hydro shall before the Implementation distribute an ordinary dividend of NOK 5.0 per share. This dividend shall be charged to the Petroleum Activities.
  Neither Statoil nor Hydro shall, except as otherwise stated in (i) and (ii) above and clause 5 below, distribute any dividend on its shares before the Implementation.

5. Changes in capital structure before the implementation

In the course of the period between the approval of the Merger Plan by the general meetings and the Implementation, it is assumed that Hydro and Statoil will redeem 16,871,506 and 14,291,848 shares, respectively, belonging to the Norwegian government and cancel such number of own shares that the government's ownership percentage remains unchanged. The redemption and cancellation of shares shall be made in accordance with established practice and agreements regarding repurchase schemes for shares entered into with the government.

On this basis, a proposition will be made to the general meeting of Hydro to reduce the share capital before the Implementation by NOK 140,904,532 by way of cancellation of 21,627,000 own shares and a redemption of 16,871,506 shares belonging to the government, as represented by the Ministry of Petroleum and Energy, resulting in a share capital immediately before the Implementation of NOK 4,567,522,433.30 divided on 1,247,956,949 shares, each with a par value of NOK 3.66.

Correspondingly, a proposition will be made to the general meeting of Statoil to reduce the share capital before the Implementation by NOK 50,397,120 by way of cancellation of 5,867,000 own shares and redemption of 14,291,848 shares belonging to the government, as represented by the Ministry of Trade and Industry, resulting in a share capital immediately before the Implementation of NOK 5,364,962,167.50 divided on 2,145,984,867 shares, each with a par value of NOK 2.50.

Otherwise, none of the Parties shall, without the prior consent from the other Party, acquire or sell own shares or change its share capital prior to the Implementation, except for the Parties acquisition and sale of treasury shares as part of the implementation of a share savings scheme for the employees in accordance with established practice.

6. Changes in capital structure as a result of the merger

6.1 Reduction of the share capital in Hydro as a result of the Merger

As a part of the approval of the Merger Plan, the general meeting of Hydro shall pass the following resolution regarding the reduction of share capital:

  “The share capital of Norsk Hydro ASA shall be reduced by NOK 3,197,256,703.30 from NOK 4,567,522,433.30 to NOK 1,370,256,730 by reduction of the par value of each share from NOK 3.66 to NOK 1.098. In executing the reduction, assets, rights and obligations shall be transferred to the Merged Company in connection with the demerger. That portion of the distributions which exceeds the capital reduction shall for accounting purposes be charged to the premium paid-in capital by an amount of NOK 6,727,420,000 which corresponds to 70% of the premium paid-in capital as of 1 January 2007, whereas any excess amounts are charged to other equity.

  With effect from the registration of completion of the demerger with the Register of Business Enterprises, article 4 of the articles of association is amended to the following wording:

  The share capital is NOK 1,370,256,730 divided on 1,247,956,949 shares with a par value of NOK 1.098. The shares shall be registered in the Norwegian Central Securities Depository. The board of directors may refuse transport and take other necessary measures in order to prevent the transfer of shares from taking place in defiance of the limitations set forth in Norwegian legislation.”

6.2 Increase of the share capital of Statoil as a result of the Merger

As a part of the approval of the Merger Plan, the general meeting of Statoil shall pass the following resolution regarding the increase of share capital:

  “The share capital shall be increased by NOK 2,606,655,590 from NOK 5,364,962,167.50 to NOK 7,971,617,757.50 by issuing 1,042,662,236 shares, each with a par value of NOK 2.50, in connection with the demerger. The portion of the contribution which is not treated as share capital in the accounts shall, in accordance with the continuity principle, be treated in the accounts so that the sum of the paid in equity capital in the two companies remains unchanged after the Merger.

  Subscription of the shares shall take place by way of approval of the Merger Plan by the general meeting of Hydro.

  Payment for the shares shall take place by the transfer of assets, rights and obligations from Hydro according to the Merger Plan when completion of the demerger is registered with the Register of Business Enterprises.

  The shareholders of Statoil waive the pre-emptive right to subscribe for shares as the shares are issued to the shareholders of Hydro as demerger consideration. Shares will not be issued to Hydro for treasury shares owned by the company. The new shares shall entitle the holders to distributions from the time they are issued.

  The new shares shall be registered in Statoil's register of shareholders as soon as possible after the completion of the demerger is registered with the Register of Business Enterprises, and shall thereafter entitle the holder to full shareholder rights in Statoil.”

6.3 Further amendments to Statoil's articles of association as a result of the Merger

As a part of the approval of the Merger, the general meeting of Statoil shall pass a resolution regarding amendments to the company's articles of association so that they from the Implementation will be in accordance with what follows in Annex 6. Amendments compared to the current articles of association of Statoil follows from the mark-up included in Annex 7. Amendments beyond what is necessary for the Merger are minor technical and linguistic amendments.

7. Founders and subscription certificates

Hydro has issued founders and subscription certificates which in case of an increase of the share capital, provided that this is permitted under applicable Norwegian legislation, give the holders a preferential right to subscribe at the terms of subscription determined by the company. The preferential right does not apply if the share capital increase is conducted to allot shares to third parties as consideration for contribution of assets to the company.

The holders of the founders and subscription certificates will maintain their rights in Hydro after the Implementation. In relation to the Merged Company, the rights of the holders of the founders and subscription certifications will be redeemed by the Merged Company paying a redemption consideration, upon the submission of a claim, based on the actual value of the certificates, cf. public limited companies act section 14-9. cf. section 13-19. Hydro shall be compensated by the Merged Company for any costs incurred by Hydro in this respect.

8. Further on the merged company

8.1 Name and logo

From the Implementation, the Merged Company shall have a new name and a new logo.

The name of the Merged Company shall, from the Implementation, be StatoilHydro ASA. The board of directors of the Merged Company shall develop a new name and a new logo which shall symbolise the company's business strategy, values and vision, and which shall be different from the present companies' names. A proposal for a new name shall be presented at the first annual general meeting after the Implementation.

Change of name and logo shall not prevent the use of Statoil's present name and logo in connection with the Merged Company's activities within the business area “energy and retail” to the extent this is considered appropriate.

8.2 Registered office and location

The registered office of the Merged Company shall be in Stavanger. Corporate functions shall be located in both Oslo and Stavanger, and the CEO shall have offices in both locations.

8.3 The board of directors of the Merged Company

The board of directors of the Merged Company shall consist of ten members, of which three members shall be elected among the employees. The chairman of the board of the Merged Company shall be Eivind Reiten. The election committee of Hydro shall nominate two and the election committee of Statoil shall nominate four of the other members of the board.

The board of directors shall be elected for the period up until the annual general meeting of the Merged Company in the spring 2010.

8.4 The management of the Merged Company

The CEO of the Merged Company shall be Helge Lund.

The remaining senior management shall be composed as described in Annex 2.

The composition of the remaining senior management of the Merged Company will be determined by the current CEOs in accordance with the principle of merger of equals.

The management structure and management systems of the Merged Company will principally be based on Statoil's existing model.

8.5 Other corporate bodies

The Merged Company shall have a corporate assembly consisting of 18 members together with deputy members. Six members with deputy members shall be elected by and among the employees. The election committee of Hydro shall nominate five of the other members and two deputy members, while the election committee of Statoil shall nominate seven of the other members and two deputy members.

The Merged Company shall have an election committee consisting of four members. The election committee of Hydro and Statoil shall each nominate two of the members of the election committee.

The members of the corporate assembly and the election committee shall be elected for the period up until the annual general meeting of the Merged Company in the spring 2010.

8.6 Representatives of the employees in the board of directors and the corporate assembly

The Parties will arrange for the election of employee representatives for the Merged Company's corporate assembly and board of directors as soon as possible after the Implementation, with the aim of having employee representatives in these corporate bodies with experience from Hydro and Statoil reflecting the principle of merger of equals.

9. Accounting issues

The financial effective date of the Merger, with regard to the company accounts, shall be 1 January 2007, i.e. transactions in Hydro's Petroleum Activities will from the said date, for accounting purposes, be regarded as having been conducted on the account of the Merged Company.

The Merger is expected to be carried out with continuity for accounting purposes.

The draft opening balance for the Merged Company is included as Annex 12.

10 Fiscal issues

The Merger shall for tax purposes take effect from 1 January 2007.

The Merger shall be carried out with continuity for taxation purposes in Norway.

In accordance with the requirements of section 11-8 (1) of the Norwegian Taxation Act, the nominal and paid-in share capital is distributed in proportion to Hydro's net values, i.e. 30% for Hydro's Remaining Activities and 70% for the Petroleum Activities.

Continuity for taxation purposes implies, inter alia, that taxation positions related to assets, rights and obligations which are transferred from Hydro to the Merged Company upon the Merger will be transferred unaltered to the Merged Company, cf. inter alia sections 11-7 (1) and 11-8 (3) and (4) of the Taxation Act, and that the Merger will not have any immediate fiscal consequences for Hydro's shareholders in Norway, and, at the same time,  the tax base in Hydro will remain unaltered, with an apportionment to shares in Hydro and shares in the Merged Company in the same ratio as the par value of the shares apportioned in connection with the Merger, cf. section 11-7 (2) of the Taxation Act.

11 Conditions for the completion of the merger

Each of the Parties' obligation to execute the Merger is contingent upon:

  Approval of the Merger Plan by the general meetings in Hydro and Statoil with the necessary majority.
  No incidents, changes, occurrences or developments with regard to the other Party occurring prior to the approval of the Merger Plan by the respective general meetings which materially alter the basis for the Merger.
  Adequate documentation of settlement of the estimated Demerger Balance described in clause 3.1 has been presented.
  The Parties obtaining all necessary approvals from public authorities to execute the Merger, and that these approvals do not contain conditions which will have a material adverse effect for the Merged Company, unless the boards of directors of Hydro and Statoil find that the effect of any failure to obtain approvals or any conditions imposed upon the Merged Company in connection with such approvals will not have a material adverse effect for any of the Parties considering the compensation that may have been agreed upon in this respect.
  Possible third party approvals which may be necessary for the Implementation of the Merger having been given, unless the boards of directors of Hydro and Statoil find that the effect for the Merged Company will not have a material adverse effect for any of the Parties considering the compensation which might be agreed upon in this respect.
  The deadline for objections from creditors pursuant to the Public Limited Companies Act section 14-7, cf. section 13-15, cf. section 13-16 shall have expired for both Parties and the position regarding any creditors who have raised objections shall have been settled, or the District Court shall have decided that the Merger may nevertheless be executed and registered with the Register of Business Enterprises.
  All conditions for Statoil's continued listing on the Oslo Stock Exchange and the New York Stock Exchange respectively have been, or with a reasonable degree of certainty will be, fulfilled.

Statoil's obligation to execute the Merger is also contingent upon Statoil having received a written confirmation from Hydro stating that all necessary Related Transactions, including the demerger of Norsk Hydro Produksjon AS, have been executed in accordance with the Merger Plan and as the Parties have otherwise agreed.

12. Completion of the merger

The Merger shall become effective upon registration of the notification from Statoil that the Merger shall enter into force is registered with the Register of Business Enterprises.
Such registration in the Register of Business Enterprises shall take place on the first business day of the subsequent month after the conditions stated in clause 11 have been satisfied. The Merger shall lapse if such registration has not taken place at the latest 12 months after the approval of the Merger Plan by the general meetings of Statoil and Hydro respectively, unless the boards of directors of Hydro and Statoil agree upon an extension of the deadline.

The Parties shall to the extent necessary exchange information and otherwise cooperate with the aim to as soon as possible fulfil the conditions for the completion of the Merger as soon as possible.

13. Planning of the integration

The Parties have, in accordance with the Integration Agreement, established a project for the integration under the leadership of Hilde M. Aasheim in close cooperation with Anne Therese Hestenes, who, to the extent this will not be in conflict with competition laws, shall plan the integration of the involved activities. The integration project shall be executed based on the principle of merger of equals and other principles laid down in the Merger Plan.

14. Restrictions on the conduct of business during the terms of the merger plan

None of the Parties – nor any company controlled by any of the Parties – shall, from the time of entering into this Merger Plan, act in contradiction to the terms and conditions set forth herein. Neither Hydro's Petroleum Activities nor Statoil shall, without the prior written consent from the other Party, decide or undertake major investments, disposals (including shares or interests in companies) or changes to its business or capital structure, or perform other acts or omissions which are of material importance to the Merger or which fall outside the scope of ordinary course of business. The above does not preclude acts or omissions contemplated by this Merger Plan or which are necessary to execute the Merger.

Neither Statoil nor Hydro shall take any actions with the aim of an offer or proposal being put forward which will be detrimental to the completion of the Merger or will reduce the probability for the Merger being approved by their respective general meetings. Each of the Parties shall immediately inform the other Party of any inquiries they may receive regarding possible offers or proposals of such nature.

15. Miscellaneous

15.1 Costs in connection with the Merger

All external costs incurred or to be incurred by the Hydro group in connection with the planning, negotiation and completion of the Merger and the related division of the Hydro group, including in connection with the completion of Related Transactions, shall be a part of the Petroleum Activities to be transferred in the Merger. This principle includes inter alia expenses related to advisors, expenses incurred in connection with the transfer of loans and other agreements, and any obligations to pay taxes and charges. The principle is limited to costs related to circumstances which Statoil has been informed of prior to the Implementation.

15.2 Settlement of balances between Hydro companies and Petroleum companies

All interest-bearing balances between Petroleum Companies and Hydro Companies shall be settled at the Implementation. All other balances which exist at the Implementation and which are not of a continuous commercial nature shall be settled within three months after the Implementation.

15.3 Any contracts which are formally allocated to another company than the operational contracting party

To the extent there are agreements in which other Hydro Companies than Hydro are parties, and which are mainly related to the Petroleum Activities, such agreements shall, unless the Parties agree otherwise, be transferred to the Merged Company or a company appointed by the Merged Company. A corresponding principle shall apply if Petroleum Companies are parties in agreements which are mainly related to Hydro's Remaining Activities. If such agreements have a positive or negative market value, a corresponding cash consideration shall be contributed between the assignor company and the assignee company. Simultaneously, a corresponding claim with the same amount is established between Hydro's Remaining Activities and Hydro's Petroleum Activities which shall be included in the Demerger Balance.

15.4 Liability exemption in relation to third parties

The Merged Company shall take all reasonable measures to relieve Hydro Companies from their responsibility towards third parties, including lenders and other contracting parties, related to the assets, rights and obligations included in the Petroleum Activities. Correspondingly, Hydro shall take all reasonable measures to relieve the Petroleum Activities from their responsibility towards third parties, including lenders and other contracting parties, related to the assets, rights and obligations that are comprised by Hydro's Remaining Activities.

15.5 Assets, rights and obligations which cannot be transferred

To the extent that the transfer of assets, rights or obligations related to the Petroleum Activities to the Merged Company is not obtainable as a result of necessary public authority approvals or third party approvals not having been given, and this does not prevent the completion of the Merger according to clause 11 above, the Parties shall, to the extent possible, enter into agreements between them which give the Merged Company similar rights and obligations towards Hydro Companies as if the asset, right or obligation had been transferred to the Merged Company. If it is not possible to transfer the relevant assets, rights or obligations by way of such agreements, Hydro shall compensate the Merged Company according to the value which the relevant asset, right or obligation represents.

The same applies if assets, rights and obligation related to Hydro's Remaining Activities cannot be transferred from Petroleum Companies.

15.6 Regarding guarantee liabilities

As a part of the Merger, a transfer to the Merged Company of guarantee liabilities related to Hydro's Petroleum Activities will take place. Statoil shall actively contribute to, including by offering to provide similar guarantees in relation to the relevant third parties, such guarantees being transferred to the Merged Company at the Implementation or as soon as possible thereafter. Hydro shall also actively contribute to such transfer.

To the extent that such guarantees have still not been transferred at the Implementation, the Parties shall enter into agreements between them which give the Merged Company the same rights and obligations towards the relevant Hydro Company as these Hydro Companies have towards the relevant third parties in relation to the guarantee. Such agreements shall terminate at the time when the Hydro Companies are relieved from their guarantee liabilities.

To the extent that Hydro Companies are still liable for guarantees related to the Petroleum Activities after the Implementation, the Merged Company shall award continuously compensate compensation to the relevant Hydro Companies for any expenses, including bank charges, in connection with the maintenance of the guarantees.

Corresponding principles, including the activity requirements set out in the first paragraph, shall apply if Petroleum Companies, after the Implementation, are still liable for guarantees related to Hydro's Remaining Activities.

15.7 Interest on overdue payments

If any payments that in accordance with the provisions of the Merger Plan is due at the Implementation is made at a later date on account of the fact that more time is required to quantify the relevant amounts payable, or because the Parties cannot agree on the relevant amounts, then interest in accordance with the figures in clause 3.1 shall be payable from the Implementation and until payment is made. In cases where such payment is overdue although the size of the amount is finally determined through an agreement between the Parties or a legal decision, the interest rate shall be set 3 percentage points higher.

15.8 Handling of claims or lawsuits regarding assets, rights or obligations related to the other party

In the event that a Hydro Company is already handling or is notified of a possible claim or lawsuit in which the actual interest, directly or indirectly according to the provisions of the Merger Plan, or in agreements regulating Related Transactions, lies with a Petroleum Company or the Merged Company, the company handling or receiving the notice shall without undue delay notify the company which it believes has the actual interest of the matter. If the company receiving such notice declares in writing to be liable for the rights and obligations related to the possible claim or lawsuit, this company shall be entitled to be in charge of the further handling of the case in relation to the party submitting the claim. The same applies if a Petroleum Company or the Merged Company is already handling or is notified of a possible claim or lawsuit in which the actual interest, directly or indirectly according to the provisions of the Merger Plan or in agreements regulating Related Transactions, lies with a Hydro Company.

In the event that a Hydro Company is already pursuing or accepts to submit a possible claim or lawsuit against third parties, in which the actual interest, directly or indirectly according to the provisions of the Merger Plan or in agreements regulating Related Transactions, lies with a Petroleum Company or the Merged Company, the company having the actual interest shall be entitled to be in charge of the further consideration of the case, provided that such company declares in writing to be liable for rights and obligations related to the possible claim or lawsuit. The same applies if a Petroleum Company or the Merged Company is already pursuing or accepts to submit a possible claim or lawsuit against third parties in which the actual interest, directly or indirectly according to the provisions of the Merger Plan or in agreements regulating Related Transactions, lies with a Hydro Company. A company may only refuse to accept such pursuit or submission of a possible claim or lawsuit if significant reasons so require.

If both parties have an actual interest in the above-mentioned claims or lawsuits, the Parties shall clarify the further handling of the case in greater detail.

Under any circumstances, the handling of claims or lawsuits in all of the above-mentioned cases shall take place with due handling of the interests of the other company in relation to the claim or lawsuit.

15.9 Agreements between Hydro Companies and Petroleum Companies

A number of agreements has been, and will be, entered into between Hydro Companies and Petroleum Companies which continue established business relations between Hydro's Petroleum Activities and Hydro's Remaining Activities in a transitional period. Such agreements shall be based on common commercial terms. If such agreements fall outside the scope of the ordinary course of business or remain in force beyond 30 June 2008, entering into or changing such agreements is subject to Statoil's prior written consent. Such consent cannot be unreasonably withheld, and Statoil shall without undue delay make a decision as to whether such consent shall be given.

The above-mentioned provisions shall not be apply to agreements related to IT/IS activities, which will be regulated in greater detail by clause 2.5.

15.10 The parent companies' liability for the obligations of subsidiaries

To the extent the Merger Plan or agreements regarding Related Transactions contain provisions which according to their content must be complied with by the Parties' respective subsidiaries, each Party is liable for implementing the legal and actual measures necessary in order to ensure that their respective subsidiaries act in accordance with the provisions in question.

Furthermore, each Party shall on a joint and several basis be liable for the obligations of its subsidiaries under the Merger Plan or agreements regarding Related Transactions.

15.11 Use of the name Hydro etc.

The Parties shall enter into a separate agreement regarding the Merged Company's use of the name, logo etc. of Hydro and its subsidiaries, including in relation with clause 8.1. Such agreement shall contain customary terms and conditions for use, including limitation of the duration of such use. The right to use the name, logo etc. is limited by any rights held by third parties.

15.12 Archive material

Hydro and the Merged Company shall grant each other access to copy all accounting records and other archive material to the extent that the party not having such material in its possession reasonably requests such copying for the purpose of its accounting, legal obligations or conduct of business.

15.13 Industriforsikring

The shares in Industriforsikring shall remain in Hydro after the Merger. However, after the Merger Industriforsikring shall demerge (a) all rights and obligations related to the insurance of the Petroleum Activities, including rights and obligations in connection with the membership in OIL, and (b) a proportionate share of Industriforsikring's assets. The Merged Company or any of its  subsidiaries shall, after the demerger of Industriforsikring has been executed, acquire according to a special agreement the company which is demerged from Industriforsikring for a cash amount equal to this company's value adjusted equity.

15.14 Norsk Hydro Canada Inc.

In connection with the transfers of the ownership interests in Norsk Hydro Canada Inc. (“NHCI”), it is established, at the Effective Date, an interest-bearing claim against Hydro's Remaining Activities allocated to Hydro's Petroleum Activities corresponding to USD 35 million for coverage of cost related to the close down of NHCI. This claim shall not be included in the calculation of net interest-bearing debt as described in clause 2.10, but shall be included in the settlement according to clause 3.1. Moreover, Hydro shall compensate the Merged Company for any costs incurred related to close down which exceed USD 35 million. The Merged Company, on the other hand, shall compensate Hydro for 50% of the value of the final realized tax positions of NHCI.

15.15 Insurance

Hydro shall ensure that the Petroleum Activities keep the relevant insurances on corresponding terms up until Implementation.

15.16 Changes to the Merger Plan

The boards of directors of Hydro and Statoil may, on behalf of the general meetings, carry out minor changes to the Merger Plan, including changes to the time schedule as set out in clause 1.5, provided that the changes are not detrimental to the shareholders and do not have financial impact to the Merger.

To the extent that the technical implementation of the Merger results in an unforeseen situation with regard to obtaining approvals or endorsements from public authorities or third party consents, the boards of directors of Hydro and Statoil may adjust the technical implementation of the Merger as described in the Merger Plan, provided that such adjustments are not detrimental to the shareholders and do not have financial impact to the Merger.

15.17 Confidentiality and information

All information which has been, and will be, received from the other Party in connection with the process related to the Merger, and which is not publicly known, shall be treated as confidential and shall not be used for purposes other than the Merger. This does not prevent submission of such information required by law or regulations. In such cases the Party which is obliged to give such information shall, if possible, consult the other Party before such information is given.

Information to the public and the relevant stock exchanges related to the Merger shall be given jointly by the Parties.

15.18 Termination of the Merger Plan

The Demerger Plan shall terminate if it is terminated due to the conditions for the Merger not being possible to fulfil or due to material breach. The provisions of the Merger Plan shall not limit the Parties' right to declare themselves not bound by the Merger Plan according to general contract law.

The Parties shall cooperate on the information given about a possibly termination of the Merger Plan. When preparing and presenting information, the opinions and interests of both Parties shall be taken into consideration.

15.19 Disputes

The Parties shall endeavour to settle disagreements in connection with the Merger Plan amicably. Disputes shall, if the Parties do not agree otherwise, be settled by arbitration in Oslo. The arbitration proceedings and the award of the arbitration tribunal shall be subject to the provisions of clause 15.17.

* * * * *

This Merger Plan is signed in two copies, of which Hydro and Statoil shall retain one copy each.

Oslo, 12 and 13 March 2007

The board of directors of Norsk Hydro ASA          The board of directors of Statoil ASA

Jan Audun Reinås	Jannik Lindbæk
Elisabeth Grieg	Karin Cecilie Kullmann Five
Terje Friestad	Finn Arild Hvistendahl
Håkan Mogren	Knut Åm
Kurt Anker Nielsen	Grace Montgomery Reksten Skaugen
Geir Nilsen	Ingrid Beichmann Wiik
Sten Roar Martinsen	Marit Arnstad
Grete Faremo	Lill Heidi Bakkerud
Lena Marie Olving Öhberg	Morten Svaan
Claus Clausen

ANNEXES:

  Overview of companies related to the Petroleum Activities
  Overview of the group management of the Merged Company
  The articles of association for Norsk Hydro ASA (as of today's date)
  Draft articles of association for Norsk Hydro ASA (at the Implementation)
  The articles of association for Statoil ASA (as of today's date)
  Draft articles of association for the Merged Company (at the Implementation)
  Changes in relation to the currently applicable articles of association for Statoil ASA and draft articles of association for the Merged Company (at the Implementation) with mark-ups
  The board of directors' reports on the Merger
  Expert statements on the Merger Plan
  Norsk Hydro ASA's annual accounts, annual report and auditor's report for 2003, 2004 and 2005, as well as the accounts for 2006, audited and approved by the board of directors, (interim balance) (not attached)
  Statoil ASA's annual accounts, annual report and auditor's report for 2003, 2004 and 2005, as well as the accounts for 2006, audited and approved by the board of directors, (interim balance sheet) (not attached)
  Draft opening balance for the Merged Company
  Auditor's statement regarding the draft opening balance of the Merged Company
  Auditor's statement stating that after the reduction of the share capital of Norsk Hydro ASA, there will be full coverage for the company's undistributable equity.

Annex 1: Overview of companies related to the Petroleum Activities

Country	Name	Ownership

Angola	Norsk Hydro Angola AS	100
	Norsk Hydro Cinco AS	100
	Norsk Hydro Dezassete AS	100
	Norsk Hydro Quatro a.s	100
	Norsk Hydro Trinta e Quatro AS	100
	Norsk Hydro Vinte E Cinco AS	100
	Norsk Hydro Cinco AS
Belgium	Hydro Energy N.V.	100
	Hydro IS Partner Belgium SA/NV	100

Brazil	Hydro Brasil Oleo e Gas Ltda	100

BVI	Spinnaker Explorations Holdings (BVI) 256 Ltd	100
	Spinnaker Exploration (BVI) 256 Limited	100
	Spinnaker Holdings (BVI) 242 Ltd	100
	Spinnaker (BVI) 242 Limited	100
	Spinnaker Explorations Holdings (BVI) 256 Ltd
Canada	Norsk Hydro Canada Oil & Gas Inc.	100
	Norsk Hydro Crude Marketing Inc.	100
	Norsk Hydro Canada Inc.	100

Cuba	Hydro Oil & Gas Cuba AS	100

Denmark	Saga Petroleum Danmark AS	100
	Norsk Hydro Danmark AS	100

France	Sagim SA	37
	Hydro IS Partner France SAS	100

Germany	Hydro Energie Deutschland GmbH	100
	Norsea Gas GmbH	6.7
	Hydro IS Deutschland GmbH	100
	GHW mbH	50
	Netra GmbH	8.33
	Netra GmbH Transwersale & Co. KG	7.69
	Etzel Gas-Lager Management GmbH	3.6
	Etzel Gas-Lager GmbH & Co. KG	3.6

Iceland	Icelandic New Energy Ltd	16.33

India	Hydro Norinco Ltd	51

Iran	Hydro Zagros Oil and Gas AS	100

Libya	Saga Petroleum Mabruk AS	100
	Hydro Libya Murzuq AS	100
	Hydro Norinco Ltd
Mexico	Norsk Hydro Mexico AS	100

Mozambique	Hydro Oil & Gas Mozambique AS	100

Netherlands	Hydro Oil & Energy International B.V.	100
	Norsk Hydro Energie Marketing B.V.	100
	Norsk Hydro Energy B.V.	100
	Reserve Petroleum Nederland B.V.	100
	Hydro IS Partner B.V.	100
	Hydro Oil & Energy Netherlands B.V.	100
	South Atlantic Holding B.V.	50
	Norsk Hydro Energie Marketing B.V.

Nigeria	Spinnaker Exploration 256 Ltd	100
	Spinnaker Nigeria 242 Ltd	100

Norway	Norsk Hydro Petroleum AS	100
	Norsk Hydro Holding AS	100
	Norsk Hydro E&P Americas AS	100
	Norsk Hydro Investment Americas AS	100
	Hydro IS Partner AS	100
	Hydro Hydrogen Technologies AS	100
	Hydro International Holding AS	100
	Hydro Libya AS	100
	Hydro Oil & Gas Brazil AS	100
	Hydro R&M Holding AS	100
	Norsk Hydro Energie AS	100
	Norsk Hydro Majunga AS	100
	Norsk Hydro Morocco AS	100
	Norsk Hydro Murzuq AS	100
	Norsk Hydro Technology Ventures AS	100
	Navita Systems AS	22.8
	Ocean Power Delivery AS	16.28
	Magtech AS	30.41
	Spectraseis Technologies AG	19.01
	Superprotonic Inc	7.86
	Norsk Hydro Yemen AS	100
	Saga Petroleum Holding AS	100
	Saga Petroleum Transport and Trading AS	100
	Gasnor AS	23.02
	Norsea Gas AS	3.58
	Arctic Wind AS	44
	AS Petronord	22.4
	Norpipe Oil AS	3.5
	Mongstad Eiendomsselskap AS	50
	Mongstad Vekst AS	30
	Naturkraft AS	50
	Ormen Lange Eiendom DA	18.073
	Etanor DA	12.22
	Vestprosess DA	17

Russia	HydroNefteGaz LLC	100
	Norsk Hydro Dolginskaya AS	100
	Norsk Hydro Russland AS	100
	Norsk Hydro Oil & Gas Russia AS	100

Sweden	Norsk Hydro Sverige AB	100
	Norsk Hydro Olje AB	100
	Gävleborgs Petroleum, Å Lindahl AB	100
	Hydro Energi AB	100
	Norrköpings Depå AB	50
	Uno-X Svenska AB	100

Trinidad	Norsk Hydro Trinidad Oil & Gas Ltd	100

UAE	Norsk Hydro Middle East AS	100

UK	Norsk Hydro (UK) Ltd	100
	Scira Offshore Energy Ltd	50
	Norsea Pipeline Ltd	5.304
	Hydro IS Partner UK Ltd	100
	Norsk Hydro Oil & Gas Ltd	100
	Norsk Hydro Power UK Ltd	100
	Norpipe Petroleum (UK) Ltd	100
	HydroWingas Ltd	50

USA	Hydro Gulf of Mexico, LLC	100
	Hydro Gulf of Mexico, Inc	100
	Hydro Projects, Inc	100
	Norsk Hydro E&P Americas Investment, LLC	100
	Norsk Hydro E&P Americas, L.P	100
	Spinnaker FR Spar CO, LLC	100
	WP Spinnaker Holdings, Inc	100
	Norsk Hydro USA Oil & Gas, Inc	100
	Hydro Is Partner Americas, Inc	100
	Norsk Hydro Energie Marketing, LLC	100
	Comverge, Inc	3.01

Annex 2: Overview of the Group Management of the Merged Company

Helge Lund (President and Chief Executive Officer)

Eldar Sætre (Chief Financial Officer)

Tore Torvund (Exploration and Production Norway)

Peter Mellbye (International Exploration and Production)

Morten Ruud (Projects)

Margareth Øvrum (Technology and New Energy)

Rune Bjørnson (Natural Gas)

Jon Arnt Jacobsen (Manufacturing and Marketing)

Hilde Merete Aasheim (Head of Group functions)

Annex 3: The articles of association for Norsk Hydro ASA (as of today’s date)

ARTICLES OF ASSOCIATION FOR NORSK HYDRO ASA
(last amended May 9 2006 effective from July 12 2006)

§ 1

The name of the company is Norsk Hydro ASA.

§ 2

The objectives of the company are to engage in industry, commerce and transport, to utilize energy resources and raw materials, and to engage in other activities connected with these objectives. Activities may also proceed through participation in or in co-operation with other enterprises.

§ 3

The company’s registered office is in Oslo.

§ 4

The share capital is NOK 4,708,426,965.30 divided into 1,286,455,455 shares, each with a nominal value of NOK 3.66. The shares shall be registered in the Norwegian Registry of Securities. The Board of Directors may refuse the transfer of shares and may take such other steps as may be necessary to prevent shares being transferred in contravention of the restrictions laid down in Norwegian law.

§ 4 A

If the share capital is increased, and provided that the Norwegian law in force at the time so permits, preferential subscription rights shall be reserved in connection with each such capital increase, on the conditions stipulated by the Board of Directors, for up to

a. 0.83% of the increase for holders of the 83 unredeemed founder certificates
and
b. 2.79% of the increase for holders of the 4,343 unredeemed subscription certificates.

These preferential rights shall not apply if the increase is made in order to allot shares to third parties as compensation for their transfer of assets to the Company. The certificates may be negotiated independently of the shares.

§ 5

The company's Board of Directors shall be composed of nine members who are elected by the Corporate Assembly for periods of two years at a time. The Corporate Assembly elects the Chairperson and the Deputy Chairperson of the Board for the same period.

If the office of a director comes to an end during the period for which he or she is elected, the Corporate Assembly may elect another director to hold office for the remainder of the period in question.

§ 5 A

The Electoral Committee consists of four members who shall be shareholders or shareholders’ representatives. The Chairperson of the Corporate Assembly shall have a permanent seat on the committee. In addition, one member is elected by and from among the members and deputies of the Corporate Assembly elected by the shareholders. Two members are elected by the Annual General Meeting. The members of the Electoral Committee are elected for two years at a time.

The Electoral Committee shall be chaired by the Chairperson of the Corporate Assembly. The Chairperson of the Board and the President, who do not hold voting rights, shall be requested to attend at least one meeting of the Electoral Committee before the Committee reaches its final decision.

The Electoral Committee makes recommendations to the Annual General Meeting regarding the election of members and deputy members to the Corporate Assembly.

The Electoral Committee makes recommendations to the Corporate Assembly regarding the election of the shareholders’ representatives to the Board.

At the proposal of the shareholders’ representatives on the Board, the shareholders’ representatives of the Corporate Assembly adopt Instructions for the Electoral Committee.

§ 6

The Board of Directors may authorize a Board member, the President or specifically designated employees to sign for the company, and also to designate procurators. The Board of Directors may decide that authorization to sign for the company may only be exercised by several persons jointly.

§ 7

The company’s Corporate Assembly shall comprise 18 members, elected for a period of two years at a time. Twelve members and four deputies shall be elected by the General Meeting of shareholders, while six members and their deputies shall be elected by and from among the Company’s employees. The Corporate Assembly elects its own Chairperson and Deputy Chairperson for periods of two years at a time.

§ 8

The Corporate Assembly shall exercise supervision to ensure that the objects of the Company are furthered in compliance with the law, the Articles of Association and the resolutions of the Annual General Meeting and the Corporate Assembly itself. The Corporate Assembly may adopt recommendations on any matter whatsoever for submission to the Board of Directors. At the proposal of the Board of Directors, the Corporate Assembly shall adopt resolutions in matters concerning investments that are substantial compared with the Company's resources, or concerning such rationalization of, or changes in, operations as will entail a major change in or redeployment of the labour force.

§ 9

Members of the Board and the Corporate Assembly shall retire the year they reach the age of 70.

§ 10

The Annual General Meeting shall be convened by the Board of Directors in accordance with the applicable legal requirements.

Shareholders or their representatives wishing to attend and vote at the Annual General Meeting must inform the company of this five days prior to the Annual General Meeting.

The Annual General Meeting is presided over by the Chairperson of the Corporate Assembly or, in his or her absence, by the Deputy Chairperson.

§ 11

The Annual General Meeting shall:

a) approve the Annual Report and Accounts, including the distribution of dividend,

b) elect the shareholders' members and deputy members to the Corporate Assembly,

c) deal with any other matters listed in the notice convening the meeting.

Annex 4: Draft articles of association for Norsk Hydro ASA (at the Implementation)

ARTICLES OF ASSOCIATION FOR NORSK HYDRO ASA
(last amended […])

§ 1

The name of the company is Norsk Hydro ASA.

§ 2

The objectives of the company are to engage in industry, commerce and transport, to utilize energy resources and raw materials, and to engage in other activities connected with these objectives. Activities may also proceed through participation in or in co-operation with other enterprises.

§ 3

The company’s registered office is in Oslo.

§ 4

The share capital is NOK 1,370,256,730 divided into 1,247,956,949 shares, each with a nominal value of NOK 1.098. The shares shall be registered in the Norwegian Registry of Securities. The Board of Directors may refuse the transfer of shares and may take such other steps as may be necessary to prevent shares being transferred in contravention of the restrictions laid down in Norwegian law.

§ 4 A

If the share capital is increased, and provided that the Norwegian law in force at the time so permits, preferential subscription rights shall be reserved in connection with each such capital increase, on the conditions stipulated by the Board of Directors, for up to

a. 0.83% of the increase for holders of the 83 unredeemed founder certificates
and
b. 2.79% of the increase for holders of the 4,343 unredeemed subscription certificates.

These preferential rights shall not apply if the increase is made in order to allot shares to third parties as compensation for their transfer of assets to the Company. The certificates may be negotiated independently of the shares.

§ 5

The company's Board of Directors shall be composed of nine members who are elected by the Corporate Assembly for periods of two years at a time. The Corporate Assembly elects the Chairperson and the Deputy Chairperson of the Board for the same period.

If the office of a director comes to an end during the period for which he or she is elected, the Corporate Assembly may elect another director to hold office for the remainder of the period in question.

§ 5 A

The Electoral Committee consists of four members who shall be shareholders or shareholders’ representatives. The Chairperson of the Corporate Assembly shall have a permanent seat on the committee. In addition, one member is elected by and from among the members and deputies of the Corporate Assembly elected by the shareholders. Two members are elected by the Annual General Meeting. The members of the Electoral Committee are elected for two years at a time.

The Electoral Committee shall be chaired by the Chairperson of the Corporate Assembly. The Chairperson of the Board and the President, who do not hold voting rights, shall be requested to attend at least one meeting of the Electoral Committee before the Committee reaches its final decision.

The Electoral Committee makes recommendations to the Annual General Meeting regarding the election of members and deputy members to the Corporate Assembly.

The Electoral Committee makes recommendations to the Corporate Assembly regarding the election of the shareholders’ representatives to the Board.

At the proposal of the shareholders’ representatives on the Board, the shareholders’ representatives of the Corporate Assembly adopt Instructions for the Electoral Committee.

§ 6

The Board of Directors may authorize a Board member, the President or specifically designated employees to sign for the company, and also to designate procurators. The Board of Directors may decide that authorization to sign for the company may only be exercised by several persons jointly.

§ 7

The company’s Corporate Assembly shall comprise 18 members, elected for a period of two years at a time. Twelve members and four deputies shall be elected by the General Meeting of shareholders, while six members and their deputies shall be elected by and from among the Company’s employees. The Corporate Assembly elects its own Chairperson and Deputy Chairperson for periods of two years at a time.

§ 8

The Corporate Assembly shall exercise supervision to ensure that the objects of the Company are furthered in compliance with the law, the Articles of Association and the resolutions of the Annual General Meeting and the Corporate Assembly itself. The Corporate Assembly may adopt recommendations on any matter whatsoever for submission to the Board of Directors. At the proposal of the Board of Directors, the Corporate Assembly shall adopt resolutions in matters concerning investments that are substantial compared with the Company's resources, or concerning such rationalization of, or changes in, operations as will entail a major change in or redeployment of the labour force.

§ 9

Members of the Board and the Corporate Assembly shall retire the year they reach the age of 70.

§ 10

The Annual General Meeting shall be convened by the Board of Directors in accordance with the applicable legal requirements.

Shareholders or their representatives wishing to attend and vote at the Annual General Meeting must inform the company of this five days prior to the Annual General Meeting.

The Annual General Meeting is presided over by the Chairperson of the Corporate Assembly or, in his or her absence, by the Deputy Chairperson.

§ 11

The Annual General Meeting shall:

a) approve the Annual Report and Accounts, including the distribution of dividend,

b) elect the shareholders' members and deputy members to the Corporate Assembly,

c) deal with any other matters listed in the notice convening the meeting.

ARTICLES OF ASSOCIATION

for

Statoil ASA

Effective pr. July 31st, 2006

Article 1

The name of the Company is Statoil ASA. The Company is a Public Limited Company and the Company's shares are recorded in the Norwegian Central Securities Depository (Verdipapirsentralen). The corporate object of Statoil ASA is, either by itself or through participation in or together with other companies, to carry out exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products, as well as other business.

Article 2

The Company shall be situated in Stavanger.

Article 3

The company’s share capital is NOK 5,415,359,287.50 divided between 2,166,143,715 shares of NOK 2.50 each.

Article 4

The Board of Directors of the Company shall be composed of at least five and a maximum of 11 directors. The Board of Directors, including the chair and the deputy chair, shall be elected by the Corporate Assembly. Five deputy directors may be elected in respect of the directors elected by and among the employees, and these deputies shall be summoned in the order in which they are elected. Two deputy directors may be elected in respect of the other directors, one as first deputy and one as second deputy. The normal term of office for the directors is two years.

Article 5

Any two directors jointly may sign for the Company. The Board may grant power of procuration.

Article 6

The Board shall appoint the Company's chief executive officer and stipulate his/her salary.

Article 7

The Company shall have a Corporate Assembly consisting of 12 members. Members and deputies shall be elected for two years at a time. The Annual General Meeting shall elect eight members and three deputy members for these eight. Four members and deputies for these four shall be elected by and among the employees of the Company in accordance with regulations pursuant to the Public Limited Companies Act concerning the rights of employees to be represented on the Board of Directors and in the Corporate Assembly of limited companies.

The Corporate Assembly shall elect a chair and deputy chair from and among its members.

The Corporate Assembly shall hold at least two meetings annually.

Article 8

The Annual General Meeting shall be held each year before the end of June. Annual General Meetings shall be held in Stavanger or in Oslo.

Article 9

The Annual General Meeting shall deal with and decide the following matters:
Adoption of the profit and loss account and the balance sheet.
Application of the annual profit or coverage of loss as shown in the adopted balance sheet, and the declaration of dividends.
Adoption of the consolidated profit and loss account and the consolidated balance sheet.
Any other matters which are referred to the Annual General Meeting by statute law or the Articles of Association.

Article 10

The company shall be responsible for the marketing and sale of the state’s petroleum which is produced from the state’s direct financial interest (SDFI) on the Norwegian continental shelf, as well as for the marketing and sale of petroleum paid as royalty in accordance with the Petroleum Act of 29 November 1996 No 72. The Annual General Meeting of the company may by simple majority decide on further instructions concerning the marketing and sale.

Article 11

The duties of the election committee are to submit a recommendation to the annual general meeting for the election and remuneration of shareholder-elected members and deputy members of the corporate assembly, and to submit a recommendation to the corporate assembly for the election and remuneration of shareholder-elected members and deputy members of the board of directors. The chair of the board and the president and CEO shall be invited, without voting rights, to attend at least one meeting of the election committee before it makes its final recommendation.

The election committee consists of four members who must be shareholders or representatives of shareholders and who shall be independent of the board of directors and the company’s management. The members of the election committee, including the chair, shall be elected by the annual general meeting. The chair of the election committee and one other member shall be elected from among the shareholder-elected members of the corporate assembly. Members of the election committee are elected for two years at a time. The annual general meeting stipulates the remuneration to be paid to members of the election committee. The company will cover the costs of the election committee.

At the proposal of the board of directors' shareholder-elected members, the corporate assembly may adopt instructions for the election committee.

Article 12

The provisions of the Public Limited Companies Act shall be supplementary to these Articles of Association.

* * *

Adopted at the Annual General Meeting of 10 May 2006.

ARTICLES OF ASSOCIATION

for

StatoilHydro ASA

Effective from the date of the implementation of the merger of Norsk Hydro ASA’s petroleum activities with Statoil ASA

Article 1

The Company’s name is StatoilHydro ASA. The Company is a Public Limited Company.

The object of StatoilHydro ASA is to engage in exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products, as well as other business. The activities may also be carried out through participation in or cooperation with other companies.

Article 2

The Company’s registered office is located in the municipality of Stavanger.

Article 3

The share capital of the Company is NOK 7,971,617,757.50 divided into 3,188,647,103 shares of NOK 2.50 each.

Article 4

The Board of Directors of the Company shall consist of 10 members. The Board of Directors, including the chair and the deputy chair, shall be elected by the Corporate Assembly. Deputy Directors may be elected in respect of the directors elected by and among the employees in accordance with regulations pursuant to the Public Limited Companies Act concerning the rights of employees to be represented on the Board of Directors and in the Corporate Assembly of limited companies.

Article 5

Any two directors jointly may sign for the Company. The Board may grant powers of procuration.

Article 6

The Board shall appoint the Company’s Chief Executive Officer and stipulate his/her salary.

Article 7

The Company shall have a Corporate Assembly consisting of 18 members and deputy members. The Annual General Meeting shall elect 12 members and 4 deputy members for these 12 members. 6 members and deputies for these 6 members shall be elected by and among the employees of the Company in accordance with regulations pursuant to the Public Limited Companies Act concerning the rights of employees to be represented on the Board of Directors and in the Corporate Assembly of limited companies.

The Corporate Assembly shall elect a chair and deputy chair from and among its members.

The Corporate Assembly shall hold at least 2 meetings annually.

Article 8

The Annual General Meeting shall be held each year by the end of June. Annual General Meetings shall be held in the municipality of Stavanger or Oslo.

Article 9

The Annual General Meeting shall address and decide the following matters:

Adoption of the annual report and accounts, including the declaration of dividends.

Any other matters which are referred to the Annual General Meeting by statute law or the articles of association.

Article 10

The Company shall be responsible for the marketing and sale of the state’s petroleum which is produced from the state’s direct financial interest (SDFI) on the Norwegian continental shelf, as well as for the marketing and sale of petroleum paid as royalty in accordance with the Petroleum Act of 29 November 1996 No 72. The Annual General Meeting of the Company may by simple majority decide on further instructions concerning the marketing and sale.

Article 11

The duties of the Election Committee are to submit a recommendation to the Annual General Meeting for the election and remuneration of shareholder-elected members and deputy members of the Corporate Assembly, and to submit a recommendation to the Corporate Assembly for the election and remuneration of shareholder-elected members of the Board of Directors. The chair of the Board of Directors and the President and Chief Executive Officer shall be invited, without having the right to vote, to attend at least one meeting of the Election Committee before it makes its final recommendation.

The Election Committee consists of four members who must be shareholders or representatives of shareholders and who shall be independent of the Board of Directors and the Company's management. The members of the Election Committee, including the chair, shall be elected by the Annual General Meeting. The chair of the Election Committee and one other member shall be elected from among the shareholder-elected members of the Corporate Assembly. The members of the Election Committee are elected for a term of 2 years.

The Annual General Meeting stipulates the remuneration to be paid to members of the Election Committee. The Company will cover the costs of the Election Committee.

At the proposal of the Board of Directors' shareholder-elected members, the Corporate Assembly may adopt instructions for the Election Committee.

.
Adopted at the Extraordinary General Meeting of [ ] June 2007.

STATOIL ASA

REPORT FROM THE BOARD OF DIRECTORS ON THE MERGER BETWEEN STATOIL ASA AND NORSK HYDRO ASA's PETROLEUM ACTIVITIES

1 REASONS FOR THE MERGER

The board of directors of Statoil ASA (”Statoil”) recommends that the company's general meeting approves the demerger plan (”the Merger Plan”) dated 12/13 March 2007 for the demerger of Norsk Hydro ASA (”Hydro”), whereby Hydro's petroleum activities are merged with Statoil ASA (”the Merger”). The plan is developed together by the Statoil and Hydro boards of directors and is based on the principle of merger between equals.

The Merger is reasoned by a common desire to create a competitive global participant in the petroleum industry and to become the worlds leading offshore operator. The merged company will have a better ability than the parties individually to achieve further growth in a situation of gradually increasing competition for new resources and growing technical complexity in available projects.

The Merger is a growth-oriented response to the challenges facing the oil and gas industry. Ensuring increased competitiveness internationally and long-term growth on the Norwegian Continental Shelf have been regarded as an important reason for the Merger by the board. The merged company will be in a better position in Norway to solve the challenges associated with an increasingly mature Norwegian Continental Shelf, including achieving more effective operations, thus increasing the economic lifetime of several oil fields. The Merger will also be the best guarantee for the ability to further develop the Norwegian Continental Shelf towards deeper waters and more northern areas in the years to come. Furthermore, the Merger will help consolidate Norwegian interests in the international competition for resources and increase the opportunities to use Norwegian experience and skills as an entry ticket through collaboration with national oil companies in resource-rich countries.

The merged company will be the world's largest operator for offshore projects in water depths of more than 100 meters. Furthermore, the company will have a combined technological competence and experience related to the implementation of large and complicated projects which in many areas are unique. The ability to manage risks and large projects in Norway and internationally will be increased. The company will have operations in almost 40 countries and have extensive exploration programmes and acreage. The company's effectiveness within the sale of oil, gas and products will be significantly increased. The Merger also means that the companies will be in a better position to deliver renewable energy and establish value chains for CO2 , than they would separately.

The board has also emphasized that there is reason to expect that the Merger will generate values through increased capacity and better utilization of resources, as the production and development portfolio both in Norway and internationally will be strengthened.

2 THE LEGAL CONSEQUENCES OF THE MERGER

2.1 Legal procedure and other aspects pertaining to company law

The Merger is implemented according to the rules of chapter 14 of the Public Limited Companies Act, as all assets, liabilities and obligations belonging to Hydro's petroleum activities (”Hydro's Petroleum Activities”) are transferred to Statoil. The transfer will also include Hydro's activities within wind energy, Hydro's interest in Naturkraft AS and the company Hydro IS Partner AS (supplier of IS services), as well as Hydro's ownership interests in Norsk Hydro Canada Inc. All other assets and liabilities will be retained in Hydro. As a result of the transfer, Hydro's share capital will be reduced, at the same time as the share capital in Statoil will be increased by NOK 2 606 655 590 through the issuance of 1 042 662 236 shares at a par value of NOK 2.50 each, cf. below under item 3.1.

The Merger has to be approved by the general meetings in Hydro and Statoil by minimum two-third majority of both the number of votes cast and the share capital represented at the general meeting. Statements from the corporate assembly in Statoil will be obtained and enclosed with the Merger Plan in connection with the notice for the general meeting at which the Merger Plan is to be handled.

The Merger shall take effect, for accounting purposes, from 1 January 2007. In respect of company law the Merger will take effect by the elapse of the period for creditor’s objections at the earliest, by the notice of the entry into force of the Merger being registered in the Register of Business Enterprises. A number of conditions must be met before the Merger can take effect, cf. item 11 of the Merger Plan, including obtaining the necessary consents from public authorities. According to the Merger Plan the Merger shall take effect from the first business day of the month after the relevant conditions have been met. The entry into force can therefore at the earliest take place on 1 September 2007, but may occur later. In the board's opinion, no legal aspects that may prevent the completion of the Merger are expected to exist.

The shares issued to Hydro shareholders as consideration in connection with the Merger will have the same rights as the other shares in Statoil from the demerger is registered as completed in the Register of Business Enterprises and will from such time carry equal rights with regard to dividend etc.

The merged company shall have a new name that will be decided at the general meeting in Statoil approving the Merger. The name of the merged company shall from the completion be StatoilHydro ASA. The board of directors of the merged company will develop a new name and a new logo which shall symbolise the company's business strategy, values and vision and which shall be different from the present companies’ names. A proposal for a new name shall be presented at the first annual general meeting after the completion. The registered office of the merged company shall be in Stavanger. Corporate functions shall be located both in Oslo and Stavanger and the chief executive officer shall have offices in both locations. The most important business and activity areas will be run from Bergen, Oslo, Stavanger and Trondheim.

2.2 Tax and accounting law aspects

The financial effective date of the merger, for accounting purposes, shall be 1 January 2007, i.e. transactions in Hydro's Petroleum Activities will from the said date, for accounting purposes, be regarded as having been conducted on the account of the merged company.

The merger is expected to be carried out with continuity for accounting purposes.

The merger shall be carried out with continuity for taxation purposes for Hydro and Statoil in Norway, as well as for shareholders that are residents of Norway for tax purposes.

3 FIXING OF THE CONSIDERATION AND JUSTIFICATION OF THE EXCHANGE RATIO

3.1 Fixing of the consideration

The consideration is fixed in accordance with the rules of chapter 14 of the Public Limited Companies Act. The consideration for shares in Hydro is paid in the form of shares in Statoil.
As a result of the Merger the Hydro share capital will be reduced by NOK 3 197 265 703.30 from NOK 4 567 522 533.30 to 1 370 256 730, by reduction of the par value of each share from NOK 3.66 to NOK 1.098. At the same time the share capital in Statoil will be increased by NOK 2 606 655 590 by issuing 1 042 662 236 new shares at a par value of NOK 2.50 each as compensation to Hydro's shareholders, i.e. that for each share they own in Hydro they will receive 0.8622 shares in Statoil. Consideration shares will not be issued for treasury shares owned by Hydro. Reference is made to items 1.3 and 6 of the Merger Plan.

3.2 Justification of the exchange ratio

The exchange ratio is a result of negotiations between Statoil and Hydro.

Based on a number of operational and financial key figures for Statoil and Hydro's Petroleum Activities each party's relative contribution to the merged company was analysed. This analysis formed the basis for the determination of the exchange ratio. The exchange ratio is also based on certain financial assumptions, including assumptions about dividends in Statoil and Hydro, and the size of the net interest-bearing debt to be allocated to Hydro's Petroleum Activities, cf. item 4 of the Merger Plan. The determination of the consideration did not involve any particular problems.

Morgan Stanley has, as financial advisor to Statoil, presented a statement which concludes that the exchange ratio appears reasonable for Statoil's shareholders from a financial perspective.

Statoil’s board of directors finds the exchange ratio reasonable and satisfactory for Statoil and the company's shareholders.

4 THE EFFECTS OF THE MERGER FOR THE EMPLOYEES

After the completion of the Merger the new company will consist of about 31,000 employees, of which about 5,000 will come from Hydro's Petroleum Activities (including personnel in different support functions). All Hydro employees who as of 1 January 2007 have their primary relationship to Hydro’s Petroleum Activities will be transferred to Statoil, maintaining their salary conditions and rights.

The rights and obligations of the employees in Statoil and Hydro will be maintained after the merger. Reference in also made to item 2.3 of the Merger Plan. The board of directors sets forth that employees from both companies shall be secured representation in governing and controlling bodies in accordance with applicable practice and regulatory requirements. In order to ensure broad representation it is also proposed that the corporate assembly is extended from 12 to 18 members, which will allow the employees to elect two additional members for the corporate assembly in Statoil compared with the current corporate assembly.

In other respects, the growth ambitions, both in Norway and internationally, will create new possibilities for highly qualified employees in a tight labour market. Staff reductions in overlapping functions are therefore expected to be limited. Such problems will largely be solved through internal personal adjustments and natural attrition.

Stavanger, 13 March 2007
The board of directors of Statoil ASA

____________________	____________________
Jannik Lindbæk	Karin Cecilie Kullmann Five

____________________	____________________
Finn Arild Hvistendahl	Knut Åm

____________________	____________________
Grace Montgomery Reksten Skaugen	Ingrid Beichmann Wiik

____________________	____________________
Marit Arnstad	Lill Heidi Bakkerud

____________________	____________________
Morten Svaan	Claus Clausen

To the general meeting of Norsk Hydro ASA

REPORT

FROM

THE BOARD OF DIRECTORS OF NORSK HYDRO ASA

REGARDING THE MERGER OF

NORSK HYDRO ASA’s PETROLEUM ACTIVITIES WITH STATOIL ASA

1. INTRODUCTION AND CONCLUSION

Norsk Hydro ASA (”Hydro”) and Statoil ASA (”Statoil”) have developed a plan (the “Merger Plan”) for the merger of Hydro’s Petroleum Activities with Statoil into one group (the “Merged Company”) pursuant to the rules set out in chapter 14 of the Public Limited Companies Act (the “Merger”). The Merger Plan is based on the Integration Agreement which Hydro and Statoil entered into on 18 December 2006.

The board of directors hereby submits its report on the Merger, cf. the Public Limited Companies Act section 14-4 (3), cf. section 13-9. In this report, the board of directors of Hydro recommends that the shareholders of Hydro adopt the Merger Plan dated 12 and 13 March 2007.

2. THE ESSENCE OF AND REASON FOR THE SUGGESTED MERGER

The activities in Hydro and its subsidiaries (the “Hydro Group”) currently include the two core business areas Aluminium and Oil & Energy, together with certain other activities. The core business area Oil & Energy includes both petroleum activities and other energy-related activities.

Through the Merger, Hydro’s Petroleum Activities shall be separated from the Hydro Group and merged with Statoil. Hydro’s Petroleum Activities (“Hydro’s Petroleum Activities” or the “Petroleum Activities”) mainly comprise all activities which completely or primarily relate to the Hydro Group’s activities in the areas of exploration, production, transport, processing, marketing and sale of, together with research and development related to, oil and gas, including all shares and assets which Hydro owns in companies with such activities. Further, the Merger includes the Hydro Group’s activities within wind power and Hydro’s interests in Naturkraft AS and Hydro IS Partner together with Hydro’s ownership interests in Norsk Hydro Canada Inc. On the other hand, the Merger does not include the Hydro Group’s activities within hydroelectric power and associated trading activities, solar energy or CO2 quotas.

The remaining part of Hydro will be part of the Hydro Group’s remaining operations (“Hydro’s Remaining Activities”).

The financial effective date of the Merger shall be 1 January 2007 (the “Effective Date”). This principle implies that all assets, rights and obligations related to Hydro’s Petroleum Activities which existed at the Effective Date, or which materialise later and have not ceased to exist at the Implementation, shall be allocated to the Petroleum Activities with effect for the Merger.

The Merger is the result of a strategic review in Hydro’s corporate bodies of the prospects of Hydro’s two core business areas, including prospects for growth and international competitive position, as well as an evaluation of the advantages and disadvantages of keeping the two core business areas together in the Hydro Group.

In the board of directors’ opinion, the Merger will, as a whole, be beneficial for the company and its shareholders. The board of directors’ conclusions are particularly based on the following:

  The Merged Company will have greater ability than Statoil and Hydro individually to secure further growth in an environment with increasing competition for new resources internationally and increasing technical complexity in available projects. In Norway, the Merged Company will have a stronger position in solving challenges related to an increasingly mature Norwegian continental shelf, including achieving more efficient operations extending the economic viable production period of several of the oil fields while at the same time increase the ability to develop the continental shelf towards increasing water depths and more northern areas.
  The international competitiveness of the Merged Company will be strengthened by the Merged Company having greater financial strength than Statoil or Hydro individually with the ability to participate in even more and larger projects and thus be able to achieve greater geographical diversification in its production base and reduce the risk of exhausting its resource base.
  The Merged Company will better be able to utilise its human resources in an industry which is currently suffering from a shortage of skilled labour.
  The exploration and production licenses of Statoil and Hydro are largely complementary. In the Gulf of Mexico and Angola, the companies’ joint portfolios will enable stronger growth than what the companies could have achieved individually.
  Both Statoil and Hydro have been pioneers in the development of offshore oil and gas technology, including in relation to pipeline transportation and advanced drilling. The combination of Statoil and Hydro’s competence will confirm the Merged Company’s technological position and result in a competitive advantage when the access to new resources shall be negotiated internationally.
  Furthermore, the Merged Company will be better equipped to contribute to a future-oriented development within both Co2 management and renewable energy sources.
  The board of directors has noted the positive response to the suggested transaction in the capital market.

3. LEGAL CONSEQUENCES OF THE MERGER

The Merger will be completed by a demerger of Hydro’s Petroleum Activities with Statoil as the assignee company pursuant to the Public Limited Companies Act chapter 14. Upon the demerger, assets, rights and obligations of the Hydro Group will be divided resulting in the Petroleum Activities being continued as part of the Merged Company.

The Merger shall be completed by reducing the share capital of Hydro by NOK 3,197,265,703.30 from NOK 4,567,522,433.30 to NOK 1,370,256,730 in connection with all assets, rights and obligations related to Hydro’s Petroleum Activities being transferred to the Merged Company. The reduction takes place by reducing the par value of each share from NOK 3.66 to NOK 1.098 and simultaneously increasing the share capital of Statoil by NOK 2,606,655,590 to NOK 7,971,617,757.50 by issuing 1,042,662,236 new shares, each with a par value of NOK 2.50, as consideration to Hydro’s shareholders, resulting in the shareholders receiving 0.8622 shares in the Merged Company for each share owned in Hydro. Consideration in the form of shares shall not be issued for Hydro’s treasury shares.

The new shares are eligible for distributions from the time they are issued, and the shareholders of Hydro receive full shareholders rights in the Merged Company as soon as the new shares are issued.

The Merger will be completed pertaining to company law by registration in the Norwegian Register of Business Enterprises (the “Implementation”). Such registration shall take place on the first business day of the subsequent month after the conditions stated in the Merger Plan have been fulfilled, including the time-limit for objections from creditors pursuant to the Public Limited Companies Act section 14-7, cf. section 13-15, having expired, and the position regarding any creditors who have raised objections having been settled, or the District Court having decided that the Merger may nevertheless be completed and registered with the Register of Business Enterprises. It is expected that the Merger will be completed in September/October 2007. In the board of directors’ opinion, it is assumed that there are no legal issues which will prevent the completion of the Merger.

The corporate functions shall be divided between Oslo and Stavanger, and the CEO shall have offices in both locations. The most important business areas will be operated from Stavanger, Bergen, Oslo and Trondheim.

The Merger shall be carried out with continuity for accounting purposes with effect from 1 January 2007.

The Merger shall be carried out with continuity for taxation purposes in Norway with effect from 1 January 2007.

Continuity for taxation purposes implies, inter alia, that taxation positions related to assets, rights and obligations which are transferred from Hydro to the Merged Company upon the Merger will be transferred unaltered to the Merged Company.

The Merger is not expected to have any immediate fiscal consequences for Hydro’s shareholders in Norway, and, at the same time, the cost price for tax purposes for Hydro shares will remain unaltered being distributed to shares in Hydro and shares in the Merged Company in the same ratio as the par value of the shares is distributed in connection with the Merger, cf. section 11-7 (2) of the Taxation Act.

The decision to complete the Merger is made by the Merger Plan being approved by the general meetings of Hydro and Statoil, respectively, by at least two thirds of the votes cast as well as the share capital represented at each of the general meetings.

4. DETERMINATION OF EXCHANGE RATIO AND DEMERGER CONSIDERATION

As described in item 3 above, the shareholders of Hydro will receive 0.8622 shares in the Merged Company, each with a par value of NOK 2.50, for each share owned in Hydro. Consideration in the form of shares shall not be issued for Hydro’s treasury shares. Hydro’s shareholders will receive a consideration which in total constitutes 32.7% of the Merged Company. The determination of the consideration is a result of negotiations between the parties, supported by value estimations made by Hydro’s financial advisor in this transaction, Goldman Sachs.

Based on Statoil’s stock value, the exchange ratio provides a value of Hydro’s Petroleum Activities corresponding to approximately 70% of Hydro’s total stock value. The valuation is congruent with estimations of value carried out by the board of directors of Hydro, in which the value of the Petroleum Activities appears as the relation between the cash flows from the Petroleum Activities, which constitute approximately 70%, and the cash flows from Hydro’s Remaining Activities, which constitute approximately 30%, of the total cash flow of the Hydro Group. The cash flows are mainly estimated based on publicly available information from Hydro’s annual report. The valuation is congruent with assessments made by independent analysts in the Norwegian market. Thus, it is the board of directors’ opinion that Hydro’s Petroleum Activities have a value corresponding to approximately 70% of Hydro’s total worth upon the demerger of the company.

Thus, the board of directors has reached the conclusion that the consideration which the shareholders of Hydro will receive in exchange for their shares in Hydro is reasonable and thus satisfactory for the company’s shareholders.

Determining the consideration has not been subject to any particular difficulties.

5. THE MERGER’S IMPACT ON THE EMPLOYEES

The majority of the employees in the Norwegian part of Hydro’s Petroleum Activities are employed by Hydro, the parent company. All employees in Hydro who on the Effective Date have their primary relationship to the Petroleum Activities have, as a part of the Merger, the right to transfer their employment to the Merged Company. The employees who are transferred to the Merged Company will keep the rights and obligations related to their employment in accordance with the rules of the Working Environment Act chapter 16. In this respect, the Merger is regarded as a transfer of ownership of undertakings. The principle of merger of equals shall be reflected in connection with the assignments of positions and duties in the Merged Company. To the extent seniority is emphasised in relation to such assignments or any other situation, seniority in the Hydro Group and the Statoil group respectively shall count equally in the Merged Company.

The employment of most employees in subsidiaries will not be affected by the Merger. However, for some employees in subsidiaries, there is no concurrence between their duties and the subsidiary’s relationship to Hydro’s Petroleum Activities and Hydro’s Remaining Activities, respectively, after the Merger. In such cases, the employments will, if possible, be transferred to other companies in order to have the employees after the Merger employed, to the extent possible, in a company in the group continuing the activities to which they had their primary relationship before the Merger.

With regard to the employees, the Merger will be carried out pursuant to the rules of the Working Environment Act and other relevant labour legislation and in accordance with applicable tariff agreements. The board of directors will ensure that the employees and their representatives are informed in accordance with the provisions of the relevant tariff agreements and the Working Environment Act sections 16-5 and 16-6. A statement from the corporate assembly will be included in the case documents in the further processing of the Merger Plan pursuant to the Public Limited Companies Act section 14-4, cf. section 13-11.

The Merged Company assumes responsibility for all pension issues, including both the company pension scheme of Norsk Hydro’s Pension Fund and Hydro’s various unfunded pensions schemes, related to the active employees to be transferred to the Merged Company and related to all pensioners and previous employees who at the time when they ceased to be active employees in the Hydro Group had their primary relationship to the Petroleum Activities. Further, the Merged Company assumes responsibility for 36% of Hydro’s unfunded pension liabilities towards pensioners and former employees who at the time when they ceased to be active employees in the Hydro Group performed work related to both the Petroleum Activities and Hydro’s Remaining Activities.

***

Oslo, 12 March 2007

The board of directors of Norsk Hydro ASA: __________________________ Jan Audun Reinås
__________________________ Elisabeth Grieg	__________________________ Terje Friestad
___________________________ Sten Roar Martinsen	__________________________ Håkan Mogren
__________________________ Kurt Anker Nielsen	__________________________ Geir Nilsen
__________________________ Grete Faremo	__________________________ Lena Marie Olving Öhberg

V5 050307

To the general meeting of Norsk Hydro ASA

Statement on the demerger of Norsk Hydro ASA to Statoil ASA

As commissioned by the board of directors of Norsk Hydro ASA, we hereby present, as independent expert, a statement on the demerger plan for Norsk Hydro ASA and Statoil ASA pursuant to the Public Limited Companies Act section 14-4, subsection 3, cf. section 13-10. The board of directors of each company is responsible for the information on which the opinions are based and the valuations made. Our responsibility is to prepare a statement on the demerger plan and to express our views on the consideration.

About the transaction

The board of directors in Norsk Hydro ASA and Statoil ASA have on 12 and 13 March, respectively, signed a demerger plan in which the assets and obligations which appear from the merger plan are transferred to Statoil ASA. At the demerger, the share capital of Norsk Hydro ASA is reduced by NOK 3,197,265,703.30, and the shareholders shall receive 0.8622 shares in Statoil ASA for each share in Norsk Hydro ASA. Consideration in the form of shares shall not be issued for Hydro’s treasury shares.

In the integration agreement dated 18 December 2006 signed by Helge Lund on behalf of Statoil ASA and Eivind Reiten on behalf of Norsk Hydro ASA, the parties agree to develop a merger plan in order to merge Hydro’s petroleum activities with Statoil ASA. In practice, this takes place by way of a demerger of parts of Norsk Hydro Produksjon AS to a newly established company, [NewSub AS], owned by Norsk Hydro ASA. Subsequently, Norsk Hydro ASA’s shares in [NewSub AS] are demerged to Statoil ASA with consideration in Statoil shares. The assets which according to the suggestion shall be demerged to Statoil ASA comprise all assets, rights and obligations included in Hydro’s Petroleum Activities in the areas of exploration, production, processing, marketing and sale of, as well as related research and development.

Description of assets, rights and obligations which shall be transferred to the merged company

Hydro’s petroleum activities includes all assets, rights and obligations related to the Hydro Group’s activities in the areas of exploration, production, processing, marketing and sale of, as well as research and development, related to, oil and gas, including all shares and interests owned by Hydro in companies with such activities. Further, the Hydro group’s activities within wind power and Hydro’s interests in Naturkraft AS and Hydro IS Partner shall be included. However, the Hydro Group’s activities within hydroelectric power and associated trading activities, solar energy and CO2 quotas are not included.

Further specification of the assets, rights and obligations to be transferred

In principle, the Merger implies a transfer of all assets, rights and obligations included in the Petroleum Activities regardless of their nature, including assets, rights and obligations related to licenses, approvals, employment, claims, operating related debt, bond loans, intellectual property rights, disputes, sureties, guarantees, taxation, environmental matters, derivative contracts and other agreements, regardless of whether they are known or unknown, conditional or unconditional.

All cash and bank deposits, as well as syndicated credit facilities, which are not part of the Petroleum Companies, shall be allocated to Hydro’s remaining activities. All bond loans shall be allocated to the Petroleum Activities.

Hydro’s petroleum activities include a significant number of assets, rights and obligations. In chapter 2 of the demerger plan, there is a further specification of the most important assets, rights and obligations which in connection with the merger will be transferred from Hydro to the merged company.

Principles and procedures adopted upon the determination of the consideration

The shareholders of Norsk Hydro ASA receive 0.8622 shares in Statoil ASA, each with a par value of NOK 2.50, for each share owned in Norsk Hydro ASA. Consideration in the form of shares shall not be issued for Hydro’s treasury shares. Hydro’s shareholders will receive a consideration which in total constitutes 32.7% of [the Merged Company]. The determination of the consideration is a result of negotiations between the parties, supported by value estimations made by Hydro’s financial advisor in this transaction, Goldman Sachs.

Based on Statoil’s stock value, the exchange ratio provides a value of Hydro’s petroleum activities corresponding to approximately 70% of Hydro’s total stock value. The valuation is congruent with estimations of value carried out by the board of directors of Hydro, in which the value of the petroleum activities appears as the relation between the cash flows from the petroleum activities, which constitute approximately 70%, and the cash flows from the remaining activities, which constitute approximately 30%, of the total cash flow of the Hydro Group. The cash flows are mainly estimated based on publicly available information from Hydro’s annual report. The valuation is congruent with assessments made by independent analysts in the Norwegian market. Thus, it is the board of directors’ opinion that Hydro’s Petroleum Activities have a value corresponding to approximately 70% of Hydro’s total worth upon the division of the company.

Determining the consideration has not been subject to any particular difficulties.

In our opinion, the consideration to the shareholders of Norsk Hydro ASA is reasonable and based on objective grounds.

Oslo, [dd.mm]2007
Kjelstrup & Wiggen AS

Paul Thomassen
State Authorized Public Accountant

To the General Meeting of
STATOIL ASA

STATEMENT ON THE MERGER PLAN BETWEEN STATOIL ASA AND NORSK HYDRO ASA’s PETROLEUM ACTIVITIES

At the request of the Board of Directors of “Statoil ASA” we hereby submit, as independent experts in accordance with the provisions of §13-10 of the Public Limited Company’s Act (Norway), the following statement on the Merger Plan between “Norsk Hydro ASA” and “Statoil ASA”.

On 18 December 2006 the board of “Statoil ASA” and “Norsk Hydro ASA” agreed to propose a common Merger Plan for the companies with Statoil ASA as the transferee company. The Merger will be implemented by a demerger of Hydro’s Petroleum Activities with Statoil as the assignee company, whereupon Hydro’s shareholders will receive consideration in the form of shares in the Merged Company. In this respect, the Merger Plan is a Demerger Plan pursuant to the Public Limited Companies Act section 14-4.

Hydro’s Petroleum Activities are mainly operated through subsidiaries. The most important of these subsidiaries, Norsk Hydro Produksjon AS, also conducts other activities of importance, while the rest of the subsidiaries included in Hydro’s Petroleum Activities do not have other activities of importance.

As a part of the Merger, the following Related Transactions shall be carried out prior to the time when the Merger is implemented by registration in the Register of Business Enterprises:

(i) A demerger of Norsk Hydro Produksjon AS resulting in a transfer of all of this Company’s assets, rights and obligations related to the Petroleum Activities to a newly established limited company wholly owned by Hydro (Norsk Hydro Petroleum AS).

(ii) Intra-group transfers of assets (including shares), rights and obligations to the extent necessary in order for Hydro’s Petroleum Activities and Hydro’s Other Activities, as defined in the Merger Plan, section 1.2, to respectively be organised in companies which

(a) only have assets, rights and obligations belonging either to the Petroleum Activities or Hydro’s Other Activities, and which

(b) are included in uninterrupted chains of ownership consisting solely of companies included either in Hydro’s Petroleum Activities or Hydro’s Other Activities.

As compensation for the transfer of Hydro’s Petroleum Activities, the shareholders of Hydro shall receive 0.8622 shares in the Merged Company for each share owned in Hydro. Shares as consideration will not be issued for shares owned by Hydro.

We have duly examined the Merger Plan and the Board of Directors report to the General Meeting in Statoil ASA to make a statement on the proposed consideration to the shareholders of Norsk Hydro ASA. The merger consideration is a result of negotiations between Statoil and Hydro. With basis in a number of operational and financial metrics for Statoil and Hydros Petroleum Activities, each company’s contribution to the Merged Company was analysed. This analysis was the foundation for the conversion ratio. The conversion ratio is based on certain financial assumptions, including proposed dividends in Statoil and Hydro, and net interest bearing debt allocated to Hydros Petroleum Activities, according to the Demerger Plan, section 4. In our opinion the procedure for stipulating the consideration is appropriate.

No particular difficulties have been encountered in connection with stipulation of the consideration.

In our opinion the consideration for the shareholders of Norsk Hydro ASA is reasonable and objective.

For accounting purposes, the merger will be implemented according to the Pooling method. We confirm that the assets, rights and obligations to be transferred to Statoil ASA, may be recorded at a total net value that is at least equivalent to value of the consideration, including the face value of the shares issued in the amount of NOK 2 606 655 590 with addition of a premium of NOK 7 318 030 113 and other equity NOK 31 851 314 297.

Oslo, 12 March 2007 BDO Noraudit Oslo DA
Kjetil Rivelsrud State Authorized Public Accountant	Trond-Morten Lindberg State Authorized Public Accountant

*) The draft of the opening balance sheet is prepared using Statoil ASA’s accounting principles as described in note 2 to the enclosed 2006 Annual Financial Statements and included in the Plan for the demerger of Norsk Hydro ASA pursuant to the merger of the Norsk Hydro ASA’s petroleum activities with Statoil ASA (annex 10). The opening balance sheet is based on the pooling of interests method. The draft of the opening balance sheet is based on the historical financial statements of both of the companies as of 31.12.2006. Changes in capital according to the merger plan, consisting of capital increases as well as retirement of treasury shares and redemption of certain other shares, are included together with adjustments to conform accounting principles and eliminate transactions between the combining companies.

To the Shareholders of Statoil ASA

Confirmation of Draft Opening Balance

We confirm that the draft opening balance as of 13 March 2007for Statoil ASA has been prepared in accordance with generally accepted accounting principles in Norway and the provisions of the Norwegian accounting act.

Stavanger, 13 March 2007 ERNST & YOUNG AS
Jostein Johannessen State Authorised Public Accountant (Norway) (sign.)	Erik Mamelund State Authorised Public Accountant (Norway) (sign.)

This is a translation of the original official Norwegian document, and is provided for information purposes only.

Translation from Norwegian

To the General Meeting of Norsk Hydro ASA

INDEPENDENT ACCOUNTANTS’ REPORT

We confirm that subsequent to the reduction of the share capital in Norsk Hydro ASA from       NOK 3,197,265,703.30 from NOK 4,567,522,433.30 to NOK 1,370,256,730 and the reduction of the premium paid-in capital of 6,727,420,000 there will be full coverage for Norsk Hydro ASA’s restricted equity subsequent to the reduction.

Oslo, Norway, 12 March 2007
Deloitte AS

/s/Aase Aa. Lundgaard
State Authorized Public Accountant, (Norway)

Disclaimer:

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. Norsk Hydro shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Statoil’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, Statoil will make the effective registration statement available for free to Norsk Hydro’s shareholders in the United States.

STATOIL ASA (Registrant)
Dated: March 14, 2007	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer